Exhibit 99.3

Fiscal 2017

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of September 27, 2017, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) audited consolidated financial statements and accompanying notes for the years ended June 30, 2017 and 2016. The audited consolidated financial statements and accompanying notes for the years ended June 30, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB").

DHX is a public company incorporated under the Canadian Business Corporations Act whose Variable Voting Shares and Common Voting Shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Company's Variable Voting Shares commenced trading on the NASDAQ Global Trading Market (the "NASDAQ") under the symbol DHXM. The Company's public filings and additional information relating to the Company can be found on its website at www.dhxmedia.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand. Due to this rounding, some individual items, once totalled, may be slightly different than the corresponding total.

Forward Looking Statements

This MD&A and the documents incorporated by reference herein, if any, contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the, “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the results of operations, performance and business prospects and opportunities of the Company and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company or any of its subsidiaries’ growth, objectives, future plans and goals, including those related to future operating results, economic performance, and the markets and industries in which the Company operates are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to, statements under the “Outlook” section and statements with respect to:

•	the business strategies and strategic priorities of the Company;
•	Management’s annual financial targets and the future financial and operating performance of the Company and its subsidiaries;
•	the timing for implementation of certain business strategies and other operational activities of the Company;
•	the markets and industries, including competitive conditions, in which the Company operates;
•	the Company’s production pipeline;
•	the rebranding of the television channels of the Company;
•	capital expenditures in connection with its construction of its new leased studio in Vancouver;
•	the Company’s live tours business;
•	the financial impact of its long-term agreement with Mattel, Inc.;
•	the expected impacts of the adoption of the amendment to IAS 38;
•	the Company's acquisition of the entertainment division of Iconix Brand Group Inc. ("Peanuts and SSC"); and
•	the integration of Peanuts and SSC.

Forward-looking statements are based on factors and assumptions that Management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results, (ii) the expected pace of expansion of the Company’s operations, (iii) future general economic and market conditions, including debt and equity capital markets, (iv) the impact of increasing competition on the Company, and (v) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this MD&A and any documents incorporated by reference herein are based on what the Company considers to be reasonable assumptions based on information currently available to the Company, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

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A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, including, but not limited to, general economic and market segment conditions, competitor activities, product capability and acceptance, international risk and currency exchange rates and technology changes. In evaluating these forward-looking statements, investors and prospective investors should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of the Company and the industry in which it operates that will continue to apply to the Company, which are discussed in the Company’s Annual Information Form for the year ended June 30, 2017 which is on file at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov/edgar.shtml and under the heading “Risk Factors” contained in this MD&A.

These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, if any, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Investors and prospective investors are cautioned not to place undue reliance on forward-looking statements.

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Business of the Company

DHX is a leading independent creator, producer, distributor, licensor, and broadcaster of kids and family television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has grown organically and through the following significant acquisitions:

•	Studio B Productions (“Studio B”) on December 4, 2007;
•	imX Communications Inc. (“imX”) on July 20, 2008;
•	W!ldbrain Entertainment Inc. (“DHX WildBrain”) on September 14, 2010;
•	Cookie Jar Entertainment (“DHX Cookie Jar”) on October 22, 2012;
•	Ragdoll Worldwide Ltd. (“Ragdoll”) on September 13, 2013;
•	Epitome Pictures Inc. (“Epitome”) on April 3, 2014;
•	Family Channel (“DHX Television”) on July 31, 2014;
•	Certain assets of Echo Bridge Entertainment, LLC and affiliated companies ("Echo Bridge") on November 13, 2014;
•	Nerd Corps Entertainment Inc. ("Nerd Corps") on December 23, 2014;
•	an 80% interest in Whizzsis Limited ("Kiddyzuzaa") on March 3, 3017; and
•	Peanuts and SSC, which includes an 80% controlling interest in Peanuts ("Peanuts") and a 100% interest in Strawberry Shortcake ("SSC"), on June 30, 2017.

The Company produces, distributes, broadcasts, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and consumer product revenues. DHX’s IP content library includes more than 13,000 half hours of award winning programming. DHX is recognized for brands such as Caillou, Yo Gabba Gabba!, Inspector Gadget, Teletubbies, In the Night Garden, Johnny Test, Super WHY!, Degrassi, Make It Pop, and Slugterra, and with the acquisition of Peanuts and SSC, Peanuts and Strawberry Shortcake. The acquisition of Peanuts and SSC introduces two globally recognized evergreen kids brands, Peanuts and Strawberry Shortcake, into DHX's IP portfolio and provides DHX's consumer products business with added size and scale.

The acquisition of DHX Television in Fiscal 2015 added broadcasting by acquiring the Family Channel ("Family Channel"), including its multiplex feed known as Family Jr ("Family Jr"), the French-language Category B specialty television channel known as Télémagino ("Télémagino"), and the English-language Category B specialty television channel known as Family CHRGD ("Family CHRGD") (together, the "Family Channel Business"). DHX’s wholly owned European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport, and design brands and creates operating leverage for DHX brands and in particular, significant potential revenues synergies for Peanuts and SSC. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and has successfully completed its 24th season. DHX has a global footprint and has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and Amsterdam, among others, and with the acquisition of Peanuts and Strawberry Shortcake, the Company will add an office in New York City as of October 1, 2017 and an increased business presence in Japan.

Revenue Model

The Company earns revenues primarily from seven categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution and WildBrain) of its proprietary and third party acquired titles, 3) television (subscriber, advertising, and digital revenue) through DHX Television, 4) consumer products (formerly M&L-owned) for owned brands and music and royalties, 5) consumer products represented (formerly M&L-represented) through CPLG, 6) producer and service fees, which includes production services for third parties, and 7) other revenues, which includes digital and mobile.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of broadcast territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production budget of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licenses or digital revenues and in consumer products if it relates to royalties, consumer products, live tours, and other revenues. The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

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Proprietary Content Revenue

The Company's Proprietary Content Revenue is comprised of Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and Digital and Other. As a result of the adoption of the amendment to IAS 38 on July 1, 2016, the Company is now grouping Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and Digital and Other into a single Proprietary Content Gross Margin for the purpose of providing analysis of revenues and gross margins.

Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of broadcast territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (see note 3 of the audited consolidated financial statements for the years ended June 30, 2017 and 2016 for details on revenue recognition).

Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary titles and third party produced titles with distribution rights, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as digital platforms, including, amongst others, Netflix, YouTube, Amazon, and home entertainment) for specified periods of time. Revenues from WildBrain, the Company's Multi-Platform Kids' Network, are included as a sub-category of distribution revenue.

Consumer Products-Owned (formerly M&L-Owned)

Consumer products for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos, and going forward Peanuts and Strawberry Shortcake) and revenues earned on music publishing rights, music retransmission rights, live tour revenues, and other royalties. Consumer products revenues for owned brands include non-refundable minimum guarantees associated with consumer products deals.

Television Revenue

The Company generates television revenues through DHX Television's ownership of Family Channel, Family Jr, Télémagino, and Family CHRGD. DHX Television derives revenues primarily through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors. Family Channel is now approved to generate advertising revenues; however, the majority of DHX Television's revenues are expected to continue to be derived from subscriber fees. In addition to linear television, all four channels have multiplatform applications which allow for their content to be distributed both on-demand and streamed and are supported by popular and robust websites and apps designed to engage viewers and support their loyalty to the brands. Traffic to the sites is monetized through advertising and sales sponsorships. Presently, subscriber revenues typically account for greater than 90% of the revenues for DHX Television.

Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for production service and corporate overhead fees earned for producing television shows, feature films, direct to digital movies, and movies of the week for third parties, as well as production revenues related to the Company's strategic pacts with Mattel.

Consumer Products-Represented

Consumer products-represented includes revenues earned from CPLG. CPLG is a wholly owned agency business based in Europe that earns commissions on consumer products from representing DHX brands and independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes digital revenues earned on interactive games and apps, including mobile smartphones and tablets, and other revenue.

Adoption of Amendment to International Accounting Standard 38 (“IAS 38”)

As noted in DHX Media’s audited consolidated financial statements for the years ended June 30, 2016 and 2015 and effective July 1, 2016, the Company adopted an amendment to IAS 38 which deals with intangible assets. On a prospective basis, the Company has adopted a declining balance approach to expensing its investment in film & television programs and acquired & library content, replacing the film forecast method.

Amongst other potential impacts, the Company expects the adoption of the amendment to IAS 38 to increase the predictability of the expensing of both its investment in film & television programs and acquired & library content assets, offset by increasing fluctuations in percentage gross margins from period to period.  The Company does not expect the adoption of the amendment to IAS 38 to have any material impacts on the practical operations of the business. The details of Company's accounting policies resulting from the adoption of the amendment to IAS 38 can be found in note 3 to the Company's audited consolidated financial statements for the period ended June 30, 2017.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for years ended June 30, 2017, 2016 and 2015 has been derived from the Company’s audited consolidated financial statements and accompanying notes for the years ended June 30, 2017 and 2016, and can be found at www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml.

Each reader should read the following information in conjunction with those statements and the related notes.

	Fiscal	Fiscal	Fiscal
	2017	2016	2015
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:
Revenues	298,712	304,817	264,039
Direct production costs and expense of film and television produced	(143,112)	(126,985)	(116,129)
Expense of book value of acquired libraries	—	(4,510)	(2,870)
Gross margin1 & 2	155,600	173,322	145,040
Selling, general, and administrative	(74,133)	(75,614)	(59,085)
Write-down of investment in film and television programs and acquired library and content	(1,540)	(1,750)	(1,814)
Amortization, finance and other expenses, net[1]	(81,690)	(63,169)	(58,871)
Recovery of (provision for) income taxes	(1,871)	(5,121)	(5,737)
Net income (loss)	(3,634)	27,668	19,533

Cumulative translation adjustment	(1,310)	(11,931)	(7,152)
Comprehensive income (loss)	(4,944)	15,737	12,381
Basic earnings (loss) per common share	(0.03)	0.22	0.16
Diluted earnings (loss) per common share	(0.03)	0.22	0.16
Weighted average common shares outstanding (expressed in thousands)
Basic	134,059	126,146	121,732
Diluted for net income (loss)	134,059	127,682	124,737
Diluted for adjusted net income	134,884	127,682	124,737

Adjusted net income2 & 3	21,466	32,788	38,404
Basic adjusted earnings per common share2 & 3	0.16	0.26	0.32
Diluted adjusted earnings per common share2 & 3	0.16	0.26	0.31

Consolidated Balance Sheet Data:
Cash and cash equivalents	62,143	80,446	42,907
Investment in film and television programs	195,180	239,752	194,226
Acquired and library content	155,940	—	—
Total assets	1,761,705	910,166	808,238
Total liabilities	1,345,852	573,331	546,284
Shareholders' equity	415,853	336,835	261,954

1For the year ended June 30, 2017, direct production costs and expense of film and television produced in the table above excludes the amortization of acquired and library content of $10,541, which is included in Amortization, finance and other expenses, net. For the years ended June 30, 2016 and June 30, 2015 direct production costs and expense of investment in film and television programs produced in the table above excludes $4,510 and $2,870, respectively, for the amortization recorded on the purchase price allocation bump to investment in film. As a result of the adoption of the amendment to IAS 38 in Q1 2017, the Company's definition of Gross Margin has changed on a prospective basis, please see "Use of Non-GAAP Financial Measures" section of this MD&A for further details.

2See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

3See "Reconciliation of Historical Results to Adjusted Net Income" section of this MD&A for the details of Adjusted Net Income. Basic adjusted earnings per common share is computed by dividing adjusted net income for year ended June 30, 2017 of $21,466 (June 30, 2016-$32,788, June 30, 2015-$38,404) by basic weighted average common shares outstanding of 134,059 (June 30, 2016-126,146, June 30, 2015-121,732). Diluted adjusted earnings per common share is computed by dividing adjusted net income for year ended June 30, 2017 of $21,466 (June 30, 2016-$32,788, June 30, 2015-$38,404) by diluted weighted average common shares outstanding of 134,884 (June 30, 2016-127,682, June 30, 2015-124,737).

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Results for the year ended June 30, 2017 (“Fiscal 2017”) compared to the year ended June 30, 2016 (“Fiscal 2016”)

Revenues

Revenues for Fiscal 2017 were $298.71 million, down 2%, or $6.10 million, from $304.81 million for Fiscal 2016. The decrease for Fiscal 2017 was due to a reduction in proprietary production revenues, accounting for $6.42 million of the decrease, a reduction in consumer products-represented revenues, accounting for $9.96 million of the decrease, a decrease in DHX Television revenues, accounting for $11.75 million of the decrease, a decrease in consumer products-owned revenues, representing $0.10 million of the decrease, and a decrease in digital revenues, accounting for $1.75 million of the decrease, offset by higher distribution revenues, representing $13.85 million of the offset, and an increase in producer and service fee revenues, accounting for $10.03 million of the offset. Comparatively, Fiscal 2017 and Fiscal 2016 materially include the same assets in terms of prior acquisitions, with the exception of the relatively immaterial acquisition of Kiddyzuzaa; accordingly, all revenue fluctuations are considered organic in nature. A detailed review of each source of revenue is included below.

The Company's Proprietary Content Business is comprised of Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and Digital and Other. As a result of the adoption of the amendment to IAS 38, the Company will now group Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and Digital and Other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins.

Proprietary content revenues: The Company's proprietary content revenue for Fiscal 2017 was up 4% to $163.54 million from $157.96 million for Fiscal 2016. Management was expecting growth in proprietary content revenue of 10% for Fiscal 2017 and growth at 4% was disappointing as the Company's execution did not match the current opportunity of a very robust content environment. It is important to point out that the Company's core strategic priority of investing in content generated increasing proprietary content revenues for Fiscal 2017, just not in keeping with Management's expectations.

Proprietary production revenues: Proprietary production revenues for Fiscal 2017 were $36.88 million, a decrease of 15% compared to $43.30 million for Fiscal 2016. For Fiscal 2017, the Company added 194.0 proprietary half-hours to the library, down 10% from 215.0 half-hours for Fiscal 2016, but in-line with Management's strategic goal of adding 150-225 proprietary half-hours annually to the library. For the Fiscal 2017, the Company also added 101.0 half-hours of third party produced titles with distribution rights (Fiscal 2016-150.0 half-hours). Third party produced titles with distribution rights are largely a result of the operational synergies associated with owning DHX Television and Management is pleased to report that the Company is now generating increasing distribution revenues from several of these third party produced titles with distribution rights, including, but not limited to, Backstage, Fangbone, Kuu Kuu Harajuku, and We Are Savvy. See delivery chart below for further details.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on distribution rights for third party produced titles) and dollar value subtotals per category for Fiscal 2017 and Fiscal 2016 was as follows:

		Fiscal 2017		Fiscal 2016
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours
Children's and Family:

Proprietary
Airmageddon	I		—		26
Chuck's Choice	I		20		—
Cloudy With a Chance of Meatballs: The Series	I		20		—
The Deep	I		—		20
The Deep	II		13		—
Degrassi	XV		—		20
Degrassi	XVI		20		—
Hank Zipzer's Christmas Catastrophe	Movie		3		—
Hank Zipzer	III		—		13
Inspector Gadget	II		13		—
Inspector Gadget	III		13		—
Kate & Mim-Mim	II		11		12
Make It Pop	Special		2		—
Make It Pop	II		—		21
The Other Kingdom	I		—		20
Slugterra	III		—		11
Slugterra	IV		—		4
Space Ranger Roger	I		10		3
Supernoobs	I		—		26
Teletubbies	I		15		15
Teletubbies	II		30		—
Subtotals		$32.07	170	$38.69	191

Third Party Produced Titles with Distribution Rights
Backstage			30		30
Fangbone			12		13
Gaming Show			—		21
Ghost Patrol			2		—
Kuu Kuu Harajuku			18		18
Messy Goes to Okido			—		22
Rainbow Ruby			12		14
Super Why!			—		14
Topsy & Tim			—		2
Twirlywoos			—		10
We are Savvy			16		4
The Zoo			11		—
Subtotals		$0.00	101	$0.00	148

Total Children's and Family		$32.07	271	$38.69	339

Comedy:

Proprietary
This Hour Has 22 Minutes	XXIII		—		24
This Hour Has 22 Minutes	XXIV		24		—
Subtotals		$4.81	24	$4.62	24

Third Party Produced Titles with Distribution Rights
Body Buds			—		1
Disorderly			—		1
		$0.00	—	$0.00	2

Total Comedy		$4.81	24	$4.62	26

Total Proprietary		$36.88	194	$43.31	215
Total Third Party Produced Titles with Distribution Rights		—	101	—	150
		$36.88	295	$43.31	365

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Distribution and WildBrain revenues: Total distribution revenues were up 16% to $100.41 million, from $86.56 million for Fiscal 2016, driven by strong growth in WildBrain and continued strength in SVOD and linear television based distribution revenues. Management was expecting growth of approximately 21% for Fiscal 2017 and growth at 16%, although significant, fell short of the current opportunities in the distribution sales pipeline. The gross revenue from WildBrain for Fiscal 2017 was $34.03 million, up 85% versus Fiscal 2016 of $18.44 million, with the explosive growth in WildBrain being driven by strong monetization of DHX's proprietary library, as well as an increasing contribution from third party content. For Fiscal 2017, the Company closed significant deals, among others previously announced, as follows: ITV, Lagardere Thematiques, Netflix, Turner Broadcasting Corporation, AMC Networks, iQiyi, Huashi, Shomax BV, Super RTL, VMe TV, Stan Entertainment, SpiritClips LLC, Viacom, and Virgin Media Ltd.

Consumer products-owned revenues (including live tour, music, and royalties): For Fiscal 2017, total consumer products-owned revenues were a disappointment for Management, materially unchanged for Fiscal 2017 at $24.90 million (Fiscal 2016-$25.00 million). Management expected growth in the range of 8-10% for Fiscal 2017 driven mainly by the anticipation that 2017 would be an inflection year for Teletubbies in the US for consumer products. This has not yet materialized due to a combination of the Company's lack of execution in its marketing efforts in the territory, as well as competing interests among DHX partners in the US market. As a result, in Fiscal 2017 the Teletubbies have not yet gained sufficient traction to support a significant consumer products program in the territory in Fiscal 2017. Management is in the midst of devising a new plan for relaunch, likely focusing on a digital strategy. On the other hand, the launch of the Teletubbies in the UK is performing on or slightly ahead of Management expectations. Further, Management is encouraged by the early signs for the Teletubbies in both Germany and China. For 2018, Management expects continued favourable results for the UK, and progress to be be made in Germany and China. For Fiscal 2017, the Company recognized live tour revenues of $6.94 million associated with the combination of the 2016 Big Ticket Concert tour and the international portion of The Next Step Wild Rhythm Tour, versus $4.82 million in Fiscal 2016 for 2015 Big Ticket Concert tour and the domestic portion of The Next Step Wild Rhythm Tour. Excluding the live tour revenues, consumer products-owned revenues for Fiscal 2017 decreased $2.22 million or 11% from Fiscal 2016 driven largely by the timing of non-refundable minimum guarantees associated with Teletubbies and In The Night Garden, and the US initiative for Teletubbies being behind schedule.

Producer and service fee revenues: For Fiscal 2017, the Company earned $58.98 million for producer and service fee revenues, an increase of 20% versus the $48.95 million for Fiscal 2016 in range of Management's expectations. Management is pleased with the continued robust demand for animated content and with the quality and profile of projects, including Where is Carmen Sandiego?, My Little Pony: The Movie, and several Mattel projects, currently being completed at our Vancouver and Halifax animation studios as we are seeing incremental opportunities to leverage our studio capacity across the rest of the DHX platform. Included in producer and service fee revenues for the Fiscal 2017 is $9.06 million in production revenue related to the Company's strategic pact with Mattel, related mainly to production of Bob the Builder® and Little People®.

Digital revenues: For Fiscal 2017, digital revenues decreased 56% to $1.35 million (Fiscal 2016-$3.10 million), derived primarily from games and apps.

Television revenues: For Fiscal 2017, television revenues were $57.38 million compared to $69.13 million for Fiscal 2016, a decrease of 17%. Approximately 93% or $53.24 million (Fiscal 2016-$61.22 million) of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 7% or $4.14 million (Fiscal 2016-$7.92 million) of DHX Television revenues. The decline in the subscriber revenues of 13% was generally in line with Management's expectations and has been driven by the negotiated lower rates resulting from the Company's strategic decision to focus the TV programming slate on our own proprietary content. All the material BDU's have been locked in for the entirety of Fiscal 2018. The decline was further driven by a 48% decrease in advertising and promotion revenue well below Management's expectations. Management is reviewing its plan for advertising on the channels including considering strategic partnerships to identify areas for growth in the category. Revenues were also approximately $1.80 million lower than expected as certain ancillary revenues, expected to be treated on a gross basis, were treated on a net basis.

Consumer products-represented revenues: For Fiscal 2017, consumer products-represented revenue was $18.81 million, down 35%, as was partially expected, compared to the Fiscal 2016 revenues of $28.77 million, due to a very tough comparative for Fiscal 2016, driven by a strong portfolio of represented brands including Despicable Me and Minions, Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World. Management expects to continue to build on its strong portfolio of represented brands and has recently added the BBC and Hatchimals in certain territories for Fiscal 2018 and beyond. At $18.81 million, consumer products-represented revenues were below Management's expectations as a result of the steeper decline in revenues from Despicable Me and Minions than expected and a slower than expected ramp up of revenues on other portfolio brands. Management is optimistic about the future prospects for CPLG as it begins to execute on its operating leverage and its plan to convert third party agencies for Peanuts and Strawberry Shortcake in the coming years.

Gross Margin

As previously noted herein and as a result of the adoption of the amendment to IAS 38, the Company has adjusted its definition of gross margin, the details of which are included in the “Use of Non-GAAP Financial Measures” section of this MD&A. The Company expects, amongst other potential impacts, the adoption of the amendment to IAS 38 will result in increased fluctuations in the percentage gross margins from period to period. As a result of the adoption of the amendment to IAS 38, the Company will now group proprietary production, distribution (including WildBrain), consumer products-owned, and digital & other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins. The change has been applied prospectively.

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Gross margin for Fiscal 2017 was $155.60 million, a decrease in absolute dollars of $17.72 million or 10% compared to $173.32 million for Fiscal 2016. The overall gross margin for Fiscal 2017 at 52% of revenue was below Management's previously reported expectations. At 53%, the proprietary content gross margin was also below Management's expectations, impacted by lower than expected live tour gross margins and increasing third party distribution revenues from both traditional distribution and from Wildbrain, which, while a positive reinforcement of DHX's long-term content strategy, carry lower gross margins. At 26%, gross margins for producer and service fees were within Management's annual expectations as the producer and service fee revenues earned pursuant to the Company's strategic pact with Mattel, while carrying significant distribution and consumer products rights, also have lower gross margins. Gross margins for DHX Television, at 60%, were within Management's expectations, impacted by both lower external content costs and lower than expected advertising revenues. Gross margin for Fiscal 2017 was calculated as revenues of $298.71 million, less direct production costs and expense of investment in film & television programs of $143.11 million and $nil expense of book value of acquired libraries, (Fiscal 2016-$304.82 million less $126.99 million and less $4.51 million, respectively).

For Fiscal 2017, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: proprietary content business has a gross margin of $86.69 million or 53%, net producer and service fee revenue margin of $15.41 million or 26%, television margin was $34.69 million or 60%, and consumer products-represented revenue margin was $18.81 million or 100%.

Operating Expenses (Income)

SG&A

SG&A costs for Fiscal 2017 were down 2% at $74.13 million compared to $75.61 million for Fiscal 2016. During Fiscal 2017, Management's continued to drive growth at WildBrain by adding resources, and began to reduce costs later in the year elsewhere in the organization. SG&A also includes $5.87 million in non-cash share-based compensation, down 2% (Fiscal 2016-$5.98 million). When adjusted, cash SG&A at $68.26 million, down 2% (Fiscal 2016-$69.63 million) was within Management's most recently issued annual expectations.

Amortization and Expense of Acquired Libraries

For Fiscal 2017, amortization was up 3% to $28.11 million (Fiscal 2016-$27.40 million). For Fiscal 2017, amortization of P&E was $6.19 million compared with $4.49 million for Fiscal 2016. For Fiscal 2017, amortization of intangible assets was up 13% to $11.38 million primarily due to the amortization of the intangible assets arising from the Company's strategic pacts with Mattel and other past acquisitions(Fiscal 2016-$10.03 million). For Fiscal 2017, amortization includes amortization of acquired and library content of $10.54 million which is a direct result of the adoption of the amendment to IAS 38, effective July 1, 2016 on a prospective basis. For Fiscal 2016, amortization included a portion of the expense of acquired library of $12.88 million. Both the amortization of acquired and library content for Fiscal 2017 of $10.54 million and the expense of acquired libraries for Fiscal 2016 of $12.88 million are added back in the calculation of Adjusted EBITDA as they relate to a combination of acquired and library titles which have minimal ongoing cash costs associated with selling, and are viewed as long-term assets.

Development Expenses and Other Charges

During Fiscal 2017, there was $3.44 million for development expenses and other charges (Fiscal 2016-$5.95 million), which was made up of $1.66 million in severance and other integration costs, $1.12 million for normal course development and costs related to acquisitions not completed, and $0.66 million related to the previously disclosed rebranding of DHX Television channels (Fiscal 2016-$1.15 million, $1.45 million, and $3.35 million, respectively).

Write-down of Certain Investments in Film and Television Programs and Acquired and Library Content

During Fiscal 2017, there was $1.54 million recorded for write-down of certain investments in film and television programs and acquired and library content (Fiscal 2016-$1.75 million).

Acquisition Costs

During Fiscal 2017, the Company incurred $9.70 million of costs directly related to the acquisition of both Peanuts and SSC and Kiddyzuzaa (Fiscal 2016-$nil). As noted below, in addition to these direct acquisition costs, the Company also incurred debt extinguishment charges of $6.99 million and early redemption penalties of $13.46 million, both of which were a direct result of the financing activities associated with the acquisition of Peanuts and SSC.

10

Finance Income (Expense)

For Fiscal 2017, the Company recorded net finance expense of $40.45 million versus $29.82 million net finance expense for Fiscal 2016. Fiscal 2017 net finance expense consists of $18.18 million for interest on long-term debt and capital leases (Fiscal 2016-$19.13 million), $0.35 million for finance and bank charges, including interest on the revolving line of credit (Fiscal 2016-$0.53 million), amortization of the debt premium on the Senior Unsecured Notes of $0.12 million (Fiscal 2016-$0.07 million), accretion on the tangible benefit obligation of $0.65 million (Fiscal 2016-$0.49 million), $6.99 million for debt extinguishment charges related to the financing activities in conjunction with the acquisition of Peanuts and SSC (Fiscal 2016-$1.36 million on the repayment of a portion of the Company's Term Facility), a gain on the changes in the fair value of the embedded derivatives on the Senior Unsecured Notes of $1.97 million (Fiscal 2016-a loss of $1.95 million), and $13.46 million for early redemption penalties related to the Company's Senior Unsecured Notes (Fiscal 2016-$nil), and a foreign exchange loss of $3.23 million (Fiscal 2016-$6.62 million foreign exchange loss), offset by interest income of $0.56 million (Fiscal 2016-$0.34 million).

Adjusted EBITDA

For Fiscal 2017, Adjusted EBITDA was $87.33 million, down $16.36 million or 16% over $103.69 million for Fiscal 2016. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and detailed calculation of Adjusted EBITDA.

Income Taxes

Income tax for Fiscal 2017 was an expense of $1.87 million (Fiscal 2016-$5.12 million tax expense) made up of $5.99 million expense (Fiscal 2016-$16.93 million expense) for current income tax and deferred income tax recovery of $4.12 million (Fiscal 2016-$11.81 million recovery).

Net Income (Loss) and Comprehensive Income (Loss)

For Fiscal 2017 net loss was $3.63 million ($0.03 basic and diluted loss per share), compared to net income of $27.67 million ($0.22 basic and diluted income per share) for Fiscal 2016, a decrease of $31.30 million and a direct result of the acquisition of Peanuts and SSC and related financing activities, which resulted in acquisition costs of $9.70 million, early redemption penalties of $13.46 million, and debt extinguishment charges of $6.99 million. For Fiscal 2017, Adjusted Net Income was $21.47 million, or $0.16 adjusted basic and adjusted diluted earnings per share, adjusted for identified charges totaling $25.10 million (net of $8.49 million tax effect). Adjusted Net Income is down 35% as compared to $32.79 million for Fiscal 2016 adjusted for identified charges of $5.12 million (net of $2.20 million tax effect) or $0.26 adjusted basic and diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A for the definitions of Adjusted Net Income, Basic Adjusted Net Income Per Common Share, and Diluted Adjusted Net Income Per Common Share, as well as the detailed calculation of Adjusted Net Income.

Comprehensive loss for Fiscal 2017 was $4.94 million, compared to comprehensive income of $15.74 million for Fiscal 2016, or a decrease of $20.68 million in absolute dollars.

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SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended June 30, 2017. In the opinion of Management, this information has been prepared on the same basis as the audited consolidated financial statements for the years ended June 30, 2017 and 2016 as filed on www.sedar.com, DHX’s website at www.dhxmedia.com, and on EDGAR at www.sec.gov/edgar.shtml, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2017[1]				Fiscal 2016[1]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(All numbers are in thousands	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
except per share data)	$	$	$	$	$	$	$	$

Revenue	87,647	78,348	78,883	53,834	75,332	84,095	81,480	63,910

Gross Margin[2]	40,204	42,194	42,017	31,184	43,966	50,512	44,287	34,557

Adjusted EBITDA2 & 3	23,671	24,853	23,979	14,831	24,822	32,736	27,759	18,372

Net Income (Loss)[4]	(18,312)	7,551	5,755	1,372	(1,746)	10,219	11,671	7,524

Adjusted Net Income2 & 4	4,712	8,597	6,347	1,810	489	11,384	12,594	8,321

Comprehensive Income (Loss)	(14,175)	1,150	5,353	2,728	(4,329)	6,896	9,476	3,694

Weighted average common shares outstanding (expressed in thousands)
Basic	134,231	134,162	134,068	133,788	130,685	125,218	124,734	123,987
Diluted	134,231	135,207	135,170	134,730	130,685	126,218	126,508	126,290
Diluted for Adjusted Net Income2 & 4	134,921	135,207	135,170	134,730	131,598	126,218	126,508	126,290

Basic Earnings (Loss) Per Common Share	(0.14)	0.06	0.04	0.01	(0.01)	0.08	0.09	0.06
Diluted Earnings (Loss) Per Common Share	(0.14)	0.06	0.04	0.01	(0.01)	0.08	0.09	0.06
Adjusted Basic Earnings Per Common Share[4]	0.04	0.06	0.05	0.01	0.00	0.09	0.10	0.07
Adjusted Diluted Earnings Per Common Share[4]	0.03	0.06	0.05	0.01	0.00	0.09	0.10	0.07

1The financial information for Q4 2017, Q3 2017, Q2 2017, Q1 2017, Q4 2016, Q3 2016, Q2 2016, and Q1 2016 includes the full results for all of the Company’s operations and does not include any results of operations from the acquisition of Peanuts and SSC.

2See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

3Adjusted EBITDA is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of this MD&A as Management believes the adjusted figures to be a more meaningful indicator of operating performance. A detailed reconciliation of Adjusted EBITDA for each period can be found in the "Reconciliation of Historical Results to Adjusted EBITDA" section of the MD&A for each respective period.

4Basic adjusted and diluted adjusted earnings per share has been calculated by dividing Adjusted Net Income by the number of weighted average basic and diluted common shares outstanding for each quarter. Adjusted Net Income is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted Net Income” sections of this MD&A as Management believes the adjusted figures to be a more meaningful indicator of operating performance. A detailed reconciliation of Adjusted Net Income for each period can be found in the "Reconciliation of Historical Results to Adjusted Net Income" section of the MD&A for each respective period.

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Results for the three months ended June 30, 2017 (“Q4 2017”) compared to the three months ended June 30, 2016 (“Q4 2016”)

Revenues

Revenues for Q4 2017 were $87.65 million, up 16% from $75.33 million for Q4 2016. At $87.65 million, while below Management's stated expectations, represents an all time high for quarterly revenues for the Company. For Q4 2017, revenues were lower than expectations for these key reasons: lack of execution and timing differences in the content business; lack of execution on licensing for the Teletubbies in the US, and lower than expected consumer products-represented revenues. In absolute dollars, the increase in Q4 2017 was due to continued strong growth in Wildbrain, seasonally high production service revenues, and growth in distribution revenues, offset by declines in DHX Television and consumer products-represented revenues. Comparatively, Q4 2017 and Q4 2016 include materially the same assets in terms of prior acquisitions with the exception of the relatively immaterial acquisition of Kiddyzuzaa; accordingly, all revenue fluctuations in comparing Q4 2017 to Q4 2016 are considered organic. A detailed review of each source of revenue is included below.

The Company's Proprietary Content Business is comprised of Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and Digital and Other. As a result of the adoption of the amendment to IAS 38, the Company will now group Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and Digital and Other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins.

Proprietary content revenues: The Company's proprietary content revenue for Q4 2017 was up 16% to $49.85 million from $42.91 million for Q4 2016. Management was expecting growth of approximately $13.00 million or 38% for Q4 2017 and growth of $6.94 million or 16%, although significant, fell short of Management's expectations. This difference was driven by timing differences of content deliveries pushed into Fiscal 2018; certain shows abandoned based on course corrections on the go forward content strategy, specifically as Management did not proceed with two planned live action shows, instead choosing to focus on investing smaller amounts in a number of live action pilots, which are scheduled for delivery in early Fiscal 2018; and consumer products-owned underperforming for the Teletubbies in the US (see Course Corrections section of this MD&A).

Proprietary production revenues: Proprietary production revenues for Q4 2017 were $6.03 million, a decrease of 6% compared to $6.39 million for Q4 2016. For Q4 2017, the Company added 54.0 proprietary half-hours to the library up 46% versus 37.0 proprietary half-hours for Q4 2016. For Q4 2017, the Company added 33.0 half-hours of third party produced titles with distribution rights (Q4 2016 - 30.0 half-hours), an increase of 10%. Third party produced titles with distribution rights are an example of the operational synergies associated with owning DHX Television, and a number of such titles yielded significant distribution revenues in Q4 2017. See delivery chart below for further details.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on Distribution rights for third party produced titles) and dollar value subtotals per category for Q4 2017 and Q4 2016 was as follows:

		Q4 2017		Q4 2016
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours
Children's and Family:

Proprietary
Chuck's Choice	I		3		15
Cloudy With a Chance of Meatballs: The Series	I		8		—
The Deep	I		—		2
The Deep	II		13
Inspector Gadget	III		13		—
Kate & Mim-Mim	II		—		7
The Other Kingdom	I		—		7
Slugterra	III		—		3
Space Ranger Roger	I				3
Teletubbies	II		15		—

Subtotals		$5.81	52	$6.39	37

Third Party Produced Titles with Distribution Rights
Backstage			15		14
Fangbone			—		4
Kuu Kuu Harajuku			7		6
Rainbow Ruby			—		2
We are Savvy			—		4
The Zoo			11		—
Subtotals		$0.00	33	$0.00	30

Total Children's and Family		$5.81	85	$6.39	67

Comedy:

Proprietary
This Hour Has 22 Minutes	XXIV		2		—
Total Comedy		$0.22	2	$0.00	—

Total Proprietary		$6.03	54	$6.39	37
Total Third Party Produced Titles with Distribution Rights		—	33	—	30
		$6.03	87	$6.39	67

Distribution and WildBrain revenues: For Q4 2017, total distribution revenues were $36.87 million, up 23% from $30.02 million for Q4 2016, driven by very strong growth in WildBrain. At $26.58 million for Q4 2017, distribution revenues excluding WildBrain were up $2.22 million or 9% from $24.36 million for Q4 2016. For Q4 2017, Management was expecting growth of approximately $5.85 million or 24% for distribution revenues excluding WildBrain and growth at 9%, although significant, fell short of the current opportunities in the distribution sales pipeline. A portion of the approximately $3.50 million shortfall were timing differences and are expected to occur in Fiscal 2018. Management, however, is very pleased with the current robust environment and the continued strong demand for content from competing SVOD and other new emerging platforms like YouTube, Apple, and Facebook. For Q4 2017, amongst other key distribution deals for both linear and digital platforms, the Company closed significant deals with Amazon Digital Services Inc, Google Ltd, Hunantv, Justbridge Entertainment, Sprout, Youku. Management is very pleased to report that revenues from WildBrain were $10.29 million for Q4 2017, reflecting 82% growth versus Q4 2016 revenues of $5.66 million, and generally in line with Management's previously reported quarterly expectations.

Consumer products-owned revenues (formerly M&L-owned) (including music and royalties): For Q4 2017, the consumer products-owned revenues were $6.43 million, up 16% as compared to $5.52 million for Q4 2016. Management expected growth in the range of 50-55% for Q4 2017 driven by the anticipation that 2017 would be an inflection year for Teletubbies in the US for consumer products. This has not as of yet materialized due to a combination of the Company's lack of execution in its marketing efforts in the territory as well as competing interests among DHX partners in the US market. As a result, the Teletubbies have not yet gained sufficient traction to support a significant consumer products program in the territory. Management is in the midst of devising a new plan for relaunch, likely focusing on a digital strategy. On the other hand, the launch of the Teletubbies in the UK is performing on or slightly ahead of Management expectations. Further, Management is encouraged by the early signs for the Teletubbies in both Germany and China. For Q4 2017, the Company recognized live tour revenues of $2.40 million versus $1.17 million for Q4 2016. Excluding the live tour revenues, consumer products-owned revenues were down 7%, driven mainly by timing differences for revenues from the Teletubbies, particularly in the US as noted herein, and other proprietary titles.

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Producer and service fee revenues: For Q4 2017, the Company earned $21.50 million of producer and service fee revenues, an increase of 136% versus the $9.11 million from Q4 2016, and near Management's previously reported quarterly expectations as progress on a number of key service projects began to accelerate during Q4 2017. Q4 2017 included significant production service revenues from its Mattel partnership properties, as well was revenues from Where is Carmen Sandiego? and My Little Pony: The Movie. See Gross Margin analysis below.

Digital revenues: For Q4 2017, digital revenues were down $0.45 million or 46% to $0.53 million (Q4 2016-$0.98 million) based primarily on apps and games.

Television revenues: For Q4 2017, DHX Television revenues were down 18% to $12.91 million from $15.80 million from Q4 2016, and were below Management's quarterly expectations as promotion and advertising revenues were lower than expected and additionally, the Company recognized certain ancillary revenues, which it had expected to recognize on a gross basis, on a net basis, resulting in a $1.80 million reduction in revenues. The decline in the subscriber revenues was expected and has been driven by the negotiated lower rates resulting from the Company's strategic decision to focus the majority of the TV slate on our own proprietary content. Management is reviewing its plan for advertising on the channels including considering strategic partnerships to create a pathway for growth. In Q4 2017, greater than 95% of the television revenues were subscriber revenues.

Consumer products-represented revenues (formerly M&L-represented): For Q4 2017, consumer products-represented revenues were down $4.13 million, or 55%, to $3.39 million compared to Q4 2016 at $7.52 million, and were below Management's expectations as revenues from Despicable Me and Minions, which drove results in Q4 2016, have declined at a greater pace than anticipated and revenues from other portfolio properties thought to be able to make up for some of the decline have been slower than expected to materialize.

Gross Margin

As previously noted herein and as a result of the adoption of the amendment to IAS 38, the Company has adjusted its definition of gross margin, the details of which are included in the “Use of Non-GAAP Financial Measures” section of this MD&A. The Company expects, amongst other potential impacts, the adoption of the amendment to IAS 38 will result in increased fluctuations in the percentage gross margins from period to period. As a result of the adoption of the amendment to IAS 38, the Company will now group proprietary production, distribution (including WildBrain), consumer products-owned, and digital & other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins. The change has been applied prospectively.

Gross margin for Q4 2017 was $40.20 million, a decrease in absolute dollars of $3.77 million or 9% compared to $43.97 million for Q4 2016. The overall gross margin for Q4 2017 at 46% of revenue was below Management's quarterly expectations. At 50% proprietary content margins were below Management's previously reported quarterly expectations, driven by a number of factors: lower than expected consumer product-owned revenues, which carry high gross margins and higher than expected, live tour revenues which carry lower margins. Also impacting proprietary content margins were higher than expected third party distribution revenues for both traditional distribution and WildBrain (accounting for approximately $3 million in gross margin difference), which, while a positive reinforcement of the Company's ability to leverage its platform, carry lower gross margins. Producer and service margins for Q4 2017 were lower than anticipated as Management utilized unused proprietary capacity and shifted it towards the Mattel partnership properties and during Q4 2017, which earned $2.50 million in revenues, the Company began two live action service projects to build new long-term relationships with upcoming content producers. These initiatives resulted in a gross margin shift and, at 20%, gross margins for producer and service fees were at the low-end of Management's expectations. Gross margins for DHX Television, at 57%, were below Management's expectations, impacted by both lower external content costs and lower revenues when compared to Q4 2016. Gross margin for Q4 2017, including DHX Television, was calculated as revenues of $87.65 million, less direct production costs and expense of investment in film & television programs of $47.44 million and $nil expense of book value of acquired libraries, (Q4 2016-$75.33 million less $30.40 million and less $0.97 million, respectively).

For Q4 2017, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: the proprietary content business had a gross margin of $25.03 million or 50%, net producer and service fee revenue margin of $4.40 million or 20%, television margin was $7.39 million or 57%, and consumer products-represented revenue margin was $3.39 million or 100%.

15

Operating Expenses (Income)

SG&A

SG&A costs for Q4 2017 decreased 13% to $18.03 million compared to $20.69 million for Q4 2016. SG&A includes $1.50 million (Q4 2016-$1.55 million) in non-cash share-based compensation. When adjusted, cash SG&A at $16.53 million was at the mid-point of Management's previously reported quarterly expectations, as Management has begun to reduce SG&A expenses across the Company, while still adding resources to drive WildBrain's continued strong growth.

Amortization

For Q4 2017, amortization was down 6% to $7.42 million (Q4 2016-$7.88 million). For Q4 2017, amortization of P&E was $2.06 million compared with $1.23 million for Q4 2016. Amortization of intangible assets was up 12% to $3.01 million versus$2.68 million for Q4 2016. For Q4 2017, amortization includes amortization of acquired and library content of $2.36 million, which is a direct result of the adoption of the amendment to IAS 38, effective July 1, 2016 on a prospective basis. For Q4 2016, amortization included a portion of the expense of acquired library of $3.97 million. Both the amortization of acquired and library content for Q4 2017 of $2.36 million and the expense of acquired libraries for Q4 2016 of $3.97 million are added back in the calculation of Adjusted EBITDA as they relate to a combination of acquired and library titles which have minimal ongoing cash costs associated with selling, and are viewed as long-term assets.

Development Expenses and Other Charges and Tangible Benefit Obligation

During Q4 2017, there was $0.66 million recorded for development expenses and other charges (Q4 2016-$1.83 million) which was entirely severance and integration costs (Q4 2016-$0.38 million in severance and integration costs and $1.45 million in costs related to acquisitions not completed).

Write-down of Certain Investments in Film and Television Programs and Acquired and Library Content

During Q4 2017, there was $0.01 million recorded for write-down of certain investments in film and television programs and acquired and library content (Q4 2016-$0.80 million).

Acquisition Costs

During Q4 2017, there was $9.70 million for acquisition costs (Q4 2016-$nil) related to the Company's acquisition of both Peanuts and SSC and Kiddyzuzaa. As noted below, in addition to these direct acquisition costs, the Company also incurred debt extinguishment charges of $6.99 million and early redemption penalties of $13.46 million, both of which were a direct result of the financing activities associated with the acquisition of Peanuts and SSC.

Finance Income (Expense)

For Q4 2017, the Company recorded net finance expense of $26.40 million versus $14.79 million net finance expense for Q4 2016. Q4 2017 net finance expense consists of $4.33 million for interest costs on long-term debt and capital leases (Q4 2016-$5.25 million), $0.19 million for finance and bank charges including interest on the revolving line of credit (Q4 2016-$0.12 million), accretion on the tangible benefit obligation of $0.14 million (Q4 2016-$0.14 million), amortization of debt premiums of $0.03 million (Q4 2016-$0.05 million), debt extinguishment charges related to the financing activities in conjunction with the acquisition of Peanuts and SSC of $6.99 million (Q4 2016-$1.36 million on the repayment of a portion of the Company's Term Facility), early redemption penalties related to the Company's Senior Unsecured Notes of $13.46 million (Q4 2016-$nil), a gain on the changes in the fair value of the embedded derivatives on the Senior Unsecured Notes of $1.37 million (Q4 2016-a loss of $0.95 million), and a net foreign exchange loss of $2.79 million (Q4 2016-a loss of $7.27 million), offset by finance income of $0.16 million (Q4 2016-$0.07 million).

Adjusted EBITDA

For Q4 2017, Adjusted EBITDA was $23.67 million, down $1.15 million or 5% over $24.82 million for Q4 2016. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and detailed calculation of Adjusted EBITDA.

Income Taxes

Income tax for Q4 2017 was a recovery of $3.71 million (Q4 2016-$0.27 million tax recovery) made up of $0.13 million expense (Q4 2016-$5.40 million expense) for current income tax and deferred income tax recovery of $3.84 million (Q4 2016-$5.67 million recovery).

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Net Income and Comprehensive Income

For Q4 2017 net loss was $18.31 million ($0.14 basic and diluted loss per share), compared to net loss of $1.75 million ($0.01 basic and diluted loss per share) for Q4 2016, or a decrease of $16.56 million, or 946% and a direct result of the acquisition of Peanuts and SSC and related financing activities, which resulted in acquisition costs of $9.70 million, early redemption penalties of $13.46 million, and debt extinguishment charges of $6.99 million. For Q4 2017, Adjusted Net Income was $4.71 million or $0.04 adjusted basic and adjusted diluted earnings per share, adjusted for identified charges of $23.03 million (net of $7.80 million tax effect), as compared to $0.49 million for Q4 2016 adjusted for identified charges of $2.24 million (net of $0.96 million tax effect) or 0.00 adjusted basic and adjusted diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A for the definitions of Adjusted Net Income, Basic Adjusted Net Income Per Common Share, and Diluted Adjusted Net Income Per Common Share, as well as the detailed calculation of Adjusted Net Income.

Comprehensive loss for Q4 2017 was $14.18 million, compared to comprehensive loss of $4.33 million for Q4 2016, a decrease of $9.85 million, or 227%.

17

Liquidity and Capital Resources

	June 30	June 30,
	2017	2016
	$	$

Key Balance Sheet Amounts and Ratios:
Cash and cash equivalents	62,143	80,446
Cash held in trust	239,877	—
Long-term assets	1,009,380	397,897
Working capital(1)	186,911	252,650
Long-term and other liabilities	780,438	313,712
Working capital ratio (2)	1.33	1.97

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	6,875	7,525	(6,536)	(21,291)
Financing activities	440,088	26,455	437,282	78,855
Investing activities	(434,655)	(2,179)	(448,964)	(20,279)
Effect of foreign exchange rate changes on cash	(68)	(96)	(85)	254
Net cash inflows (outflows)	12,240	31,705	(18,303)	37,539

Adjusted Operating Activities (3)	11,802	7,726	11,846	2,970

(1)	Working capital is calculated as current assets less current liabilities.
(2)	Working capital ratio is current assets divided by current liabilities.
(3)	See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities. Adjusted Operating Activities includes changes in bank indebtedness which Management believes relate to operations. Cash inflows from Adjusted Operating Activities are calculated as follows:

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Operating activities	6,875	7,525	(6,536)	(21,291)
Proceeds from (repayment of) bank indebtedness	(7,493)	(3,358)	—	—
Proceeds from (repayment of) interim production financing	4,179	3,559	9,221	24,261
Acquisition costs, net of estimated taxes	8,241	—	9,161	—
Adjusted Operating Activities	11,802	7,726	11,846	2,970

Changes in Cash

Cash at June 30, 2017 was $62.14 million, as compared to $80.45 million at June 30, 2016.

For Fiscal 2017, cash flows used in operating activities were $6.54 million. Cash flows from operating activities were impacted by net loss of $3.63 million and adding back non-cash items of amortization of P&E, intangible assets, acquired and library content, unrealized foreign exchange loss, finance fee expenses, write-down of certain investment in film and television programs, amortization of debt premium, tangible benefit related accretion expense, share-based compensation, debt extinguishment charge, write-down of acquired and library content, and net change in non-cash working capital balances related to operations of $6.18 million, $11.38 million, $10.54 million, $2.64 million, $1.68 million, $1.18 million, $0.12 million, $0.65 million, $5.87 million, $6.99 million, $0.36 million, and $12.83 million, respectively. Cash flows used in operating activities were for $4.12 million for deferred income tax recovery, $1.97 million movement in fair value of embedded derivatives, and $57.24 million for net change investment in film and television programs. Included in the net change in non-cash working capital balances is an outflow of $3.60 million in tangible benefit obligation payments made during the year.

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The net cash outflow from operations for Fiscal 2017 has been directly impacted by the Company continuing with its production slate at a time when demand for content is robust, specifically, the Company’s productions in progress was $37.3 million at June 30, 2017 (refer to note 7 to the audited consolidated financial statements for the year ended June 30, 2017), compared to $25.1 million at June 30 2016. Productions in progress, are investments in productions in progress, but not yet delivered. The majority of these proprietary productions are expected to be delivered and the use of working capital to continue to reverse during Fiscal 2018.

The Company expects to continue to benefit from its advantageous proprietary production funding model, but the production of content requires capital. Typically, approximately 60 - 80% of proprietary production revenue is collected within 12 months of delivery. The majority of proprietary production costs are incurred during production, while cost reductions (i.e. government assistance) are received within 6 - 18 months of delivery, accordingly, proprietary production requires working capital. A description of the Company’s advantageous proprietary production funding model is further described in the Company’s Annual Information Form for the year ended June 30, 2017.

For Fiscal 2017, cash flows provided by financing activities were $437.28 million. Cash flows used in financing activities resulted from dividends paid of $8.77 million, increase in cash held in trust of $239.88 million, deferred financing fees of $32.34 million, and repayments on long term debt of $73.62 million. Cash flows from financing activities were provided by proceeds from interim production financing of $9.22 million, employee share purchase plan and options proceeds of $0.31 million, and proceeds from long term debt of $782.36 million. Further details of the cash flows from financing activities are included in the section entitled "Acquisition of Peanuts and Strawberry Shortcake and Refinancing Activities".

For Fiscal 2017, cash flows used in investing activities were $439.01 million for business acquisitions, specifically the acquisition of Peanuts and SSC and Kiddyzuzaa, net of cash acquired, $5.62 million for acquisitions of P&E, including costs associated with the new Vancouver studio, and $4.33 million for acquisition of and cost of generating intangible assets.

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital decreased by $65.74 million as at June 30, 2017 versus June 30, 2016, impacted by a transfer of $99.31 million which is a result of the Company’s adoption of the amendment to IAS 38.  Upon adoption of the amendment to IAS 38, the Company transferred $99.31 million of investments in film and television programs previously treated as a current inventory asset to a long term intangible asset on the balance sheet.  This transfer of assets upon adoption of the amendment to IAS 38 had absolutely no impact on the operations or liquidity position of the Company.

Based on the Company’s current revenue expectations for Fiscal 2018, which are based on contracted and expected production, distribution, consumer products, broadcasting, and other revenue, the Company believes cash generated from operations will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital totalling $186.91 million is sufficient to execute its current and future business plans.

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Contractual Obligations5

As of June 30, 2017

Payments Due by Period
(All amounts are in thousands)	Total	Fiscal 2018	Fiscal 2019- 2020	Fiscal 2021- 2022	After Fiscal 2023
	$	$	$	$	$

Capital lease for equipment (principal and interest)(1)	8,965	3,790	3,629	1,546	—
Other liabilities (not discounted)(2)	12,568	—	10,095	2,473	—
Long-term debt payments (principal and interest) (3) (6)	1,269,686	272,165	92,065	90,560	814,896
Operating leases (4)	65,053	9,348	16,223	12,844	26,638

Total Contractual Obligations	1,356,272	285,303	122,012	107,423	841,534

(1)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from July 2017 to March 2021. Principal balances are included in note 12 to the audited consolidated financial statements for the year ended June 30, 2017.
(2)	Other liabilities include the tangible benefit obligation, other contractual liabilities, excluding the current portion which is included in accounts payable and accrued liabilities and excluding deferred lease inducements.
(3)	See note 12 to the audited consolidated financial statements for year ended June 30, 2017 for details.
(4)	Pursuant to operating leases. See note 19 to the audited consolidated financial statements for the year ended June 30, 2017 for details.
(5)	In addition to the totals above, the Company has interim production financing owing in the amount of $101.22 million (see note 12 to the audited consolidated financial statements for the year ended June 30, 2017 for further details). The Company also has entered into various contracts to buy broadcast rights with future commitments totaling $27.5 million.
(6)	On July 11, 2017, cash held in trust of $239,877 was used to settle principal of $225,000, accrued interest of $1,413, and early redemption penalties of $13,464.

Recent Transactions

Acquisition of Peanuts and Strawberry Shortcake and Refinancing Activities

On June 30, 2017 (“Peanuts and SSC Effective Date”), the Company acquired all of the entertainment division of Iconix Brand Group, Inc. (previously defined as “Peanuts and SSC”), which includes an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake for consideration of US$349,236 (CAD$453,203), consisting of US$345,000 (CAD $447,707) paid at closing for the purchase price and a preliminary estimated working capital adjustment, which will be finalized post-closing, of US$4,236 (CAD$5,497), of which US$1,503 (CAD$1,950) was paid at closing, and US$2,733 (CAD$3,547) of which is recorded in accounts payable and accrued liabilities at June 30, 2017. Specifically, the acquisition of Peanuts and SSC consisted of two Membership Interest Purchase Agreements, which provided for the acquisition of an 80% interest in Peanuts Holdings LLC (including all subsidiaries), a 100% interest in IBGNYC LLC (including all subsidiaries), a 100% interest in IBGSCREEN LLC, and a 100% interest in Shortcake IP Holdings LLC. The acquisition of Peanuts and SSC was funded in conjunction with a refinancing (the “Refinancing”) of all the Company’s existing senior secured credit facilities (the "Former Senior Secured Credit Facilities") and existing senior unsecured notes (the "Senior Unsecured Notes"). The Company also entered into a new senior secured credit agreement (the "Senior Secured Credit Agreement") and completed an offering (the "Offering") of subscription receipts (the "Subscription Receipts"), which commensurate with the closing of the acquisition of Peanuts and SSC on June 30, 2017 were automatically converted into special warrants (the "Special Warrants") which will ultimately be automatically exercised, for no additional consideration, into senior unsecured convertible debentures (the "Senior Unsecured Convertible Debentures"). The remaining 20% interest in Peanuts Holdings LLC (including all subsidiaries) will continue to be held by members of the family of Charles M. Schulz. In addition to its 20% interest in Peanuts Holdings LLC (including all subsidiaries), the family of Charles M. Schulz is also entitled to receive an additional fee based on the revenues less shareable costs of Peanuts Worldwide LLC, a subsidiary of Peanuts Holding LLC.

The Company believes that it will be able to further develop the Peanuts and Strawberry Shortcake properties in new ways, and that its consumer products business will benefit from the considerably increased size and scale of the combined consumer products and licensing businesses and that it will realize significant synergies through the engagement of the Company’s CPLG business, which manages copyrights, licensing and brands.

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The Company’s audited consolidated financial statements for the year-ended June 30, 2017 contain the Company’ s initial purchase price allocation, which has not been finalized, and remains open. The Company will finalize the purchase price allocation when both its valuation of the assets acquired and liabilities assumed is completed and the working capital adjustment is finalized.

The acquisition of Peanuts and SSC was accounted for using the purchase method; however, the Peanuts and SSC Effective Date was June 30, 2017, the date of the Company’s fiscal year-end; accordingly, the assets acquired and liabilities assumed are included in the Company’s audited consolidated balance sheet, but the audited consolidated financial statements do not reflect the results of any of Peanuts and SSC’s operations and Peanuts and SSC did not contribute to the Company’s consolidated revenue or consolidated net income for the year ended June 30, 2017.

As noted above, effective June 30, 2017 and commensurate with the closing of the Company’s acquisition of Peanuts and SSC, the Company entered into the Senior Secured Credit Agreement with a syndicate of lenders, which provides for a revolving facility (the “Revolving Facility”) and a term facility (the “Term Facility”). All amounts borrowed pursuant to the Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and subsequently acquired real and personal property of the Guarantors.

The Revolving Facility has a maximum available balance of US$30,000 (CAD $38,931) and matures on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%. As at June 30, 2017, all amounts owing pursuant to the Former Revolving Facility were repaid and there were no amounts drawn on the Revolving Facility.

The Term Facility has an initial principal of US$495,000 (CAD$642,362) and matures on December 29, 2023. The Term Facility is repayable in annual amortization payments of 1% of the initial principal, payable in equal quarterly installments, commencing September 30, 2017. The Term Facility also requires repayments equal to 50% of Excess Cash Flow (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 31, 2023. The Term Facility may be drawn down by way of the $USD base rate or $USD Libor advances bearing interest at floating rates of $USD base rate + 2.75% or $USD LIBOR + 3.75%.

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, defined as follows:

The ratio of Consolidated Funded Indebtedness (defined in summary as all third-party indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit, finance leases and other purchase money indebtedness and guarantees of the Company and certain of its subsidiaries (the “Restricted Subsidiaries”) and generally excludes all interim production financing), less the unrestricted cash and cash equivalents of the Company and Restricted Subsidiaries to Consolidated EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) of the Company and its Restricted Subsidiaries, calculated in $USD, which commencing for the 12 month period ended September 30, 2017 is not to exceed 7.25 times, incrementally declining so as not to exceed 5.50 times by September 30, 2021 through until maturity.

At June 30, 2017, all amounts outstanding pursuant to the Former Term Facility were repaid in full, resulting in a debt extinguishment charge of $1,471, representing the previously unamortized debt issue costs.

On May 31, 2017, and in contemplation of the closing of the acquisition of Peanuts and SSC, the Company completed the Offering of Subscription Receipts in the amount of $140,000, which upon closing of the acquisition of Peanuts and SSC on June 30, 2017 automatically converted into Special Warrants, which on October 1, 2017 will be automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures of the Company. The Subscription Receipts, Special Warrants and Senior Unsecured Convertible Debentures all bear interest at a rate of 5.875% and the Senior Unsecured Convertible Debentures are convertible into common voting shares of variable voting shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Senior Unsecured Convertible Debentures mature September 30, 2024.

On June 7, 2017 and pursuant to both the acquisition of Peanuts and SSC and the Refinancing, the Company issued notice to the holders of the Senior Unsecured Notes of its intention to redeem its outstanding the Senior Unsecured Notes on July 11, 2017, resulting in the recognition of an early redemption penalty of $13,464 and a debt extinguishment charge of $5,519, representing the previously unamortized debt issue costs during the year ended June 30, 2017. At June 30, 2017, $239,877 of the proceeds from the Refinancing were held in trust to repay the Senior Unsecured Notes, including all accrued interest and the early redemption penalty. On July 11, 2017, subsequent to June 30, 2017, the Senior Unsecured Notes, including all accrued interest and the early redemption penalty were settled for $239,877.

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Acquisition of Kiddyzuzaa

On March 3, 2017, the Company acquired 80% of the outstanding shares of Whizzsis Limited ("Kiddyzuzaa"), which owns and produces proprietary children's and family content and operates a children's and family focused YouTube channel with approximately 1.5 million subscribers, for consideration as follows:

•     Cash consideration £GBP1,290 ($2,122) paid at closing, with an additional payment of £GBP202 ($333) due on the first anniversary of closing and a final payment of £GBP202 ($333) due on the second anniversary of closing; and

•     A performance based earn-out of up to £GBP322 ($530) based on total commercial exploitation over a two year period following closing.

Kiddyzuzaa operates a children's and family focused YouTube channel which garnered an average of 68 million views per month in 2016. Kiddyzuzaa will add to WildBrain's growing size and scale.

Acquisition of Ellie Sparkles

Subsequent to June 30, 2017, on September 15, 2017, the Company acquired 51% of the outstanding equity interests of Egg Head Studios LLC ("Ellie Sparkles"), which owns and produces proprietary children's and family content and operates a children's and family focused YouTube channel, for consideration as follows:

•	Cash consideration of US$3,570 paid at closing, subject to a customary working capital adjustment; and

•	Two performance-based earn-outs, each in the amount of up to US$1,000 which, subject to achieving performance based targets, may become payable on the first and second anniversaries of closing.

DHX Media/Mattel Strategic Pacts

During Fiscal 2016, the Company entered into a long-term co-production and license agreement with Mattel, Inc.("Mattel") whereby DHX and Mattel will jointly fund, co-develop, and co-produce various forms of new content for certain Mattel properties, including Bob the Builder®, Fireman Sam®, Little People®, and Polly Pocket®. DHX Studios will work with Mattel to develop and produce the new content, while DHX Distribution will manage the global distribution of both the existing and new content, while Mattel will take the lead on global brand Management and consumer products. Management expects the Mattel agreement to be accretive to results for Fiscal 2018 and beyond.

On April 19, 2016, the Company announced it had expanded its relationship with Mattel, Inc. by entering into a long-term licensing agreement for certain rights to the Rainbow Magic publishing property from Mattel. The licensing agreement establishes a framework for DHX to produce and distribute a range of new, multi-platform content inspired by the Rainbow Magic publishing property, while Mattel will oversee global brand Management and global toy rights. Rainbow Magic is a much-loved publishing property that has captured the attention of young readers around the world since 2003. With hundreds of titles published to date, Rainbow Magic has reached millions of readers worldwide in more than 30 languages. Rainbow Magic follows the exciting adventures of two young girls, Rachel and Kirsty, and their magical friends in Fairyland. Rainbow Magic is currently published by Orchard and Scholastic in Europe and the USA respectively.

DHX Media/DreamWorks Co-Production and Licensing Deals

During Fiscal 2016, the Company entered into a 5 year agreement with DreamWorks Animation ("DreamWorks") to co-produce 130 episodes of original animated children's content at DHX Studios, which will air in Canada on DHX Television's suite of channels. In addition to the co-production activities, DHX Television has licensed more than 1,000 half-hours of programming from DreamWorks, including Hail King Julien, The Mr. Peabody & Sherman Show, Dragons: Race to the Edge, The Croods, and others. DHX Television also licensed 300 half-hours of teen content for exclusive broadcast in Canada on Family Channel and includes SVOD and mobile rights. These co-production and licensing agreements help to further build out DHX Television's compelling content slate.

Management Outlook

DHX Media's strategy has been to capitalize on the growing demand for kid’s and family content in today's on-demand environment with the goal of delivering profitable growth through multiple revenue streams. Our strategy continues to evolve, with Management constantly making changes to ensure DHX stays at the leading edge of rapidly changing content industry, but remains guided by three core imperatives of: (1) creating engaging kids' content; (2) distributing our content worldwide across all media platforms, and now specifically WildBrain; and (3) leveraging high-profile global brands with consumer products and licensing revenues.

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Environment

The operating environment for content is as favourable as it has ever been. Demand for content remains robust, as evidenced by the dramatically increasing content spends by existing SVOD providers and new entrants into the digital content space.

Digital content consumption has grown greatly in recent years and kid's content is leading the way. As reported by many key SVOD players, kid’s and family content provides a stickiness for subscribers bases, and accordingly, SVOD players are increasing their spend on kids and family content.

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In addition, direct to consumer ecommerce is experiencing rapid growth, and the digital consumption of kids and family content provides a meaningful connection point to an audience that is dominated co-viewing.

Course Corrections

To better take advantage of this positive content environment, Management is undertaking immediate course corrections to align forward execution with the tremendous opportunity. Management is optimistic the following three course corrections will maximize shareholder value in Fiscal 2018 and beyond:

Refocus our Content Strategy and Group

1.	Leverage existing DHX relationships with SVOD's and major linear broadcasters to take advantage of demand for premium branded content. Using the Company’s existing content production platform, including its studio, its main content focus will now be on pursuing larger budget premium branded content opportunities, likely exclusive and/or originals that have significant consumer product potential or materially drives revenue in other parts of the Company.

2.	Leverage WildBrain platform and trends using a data driven approach to content development, leveraging our extensive proprietary database, to produce more efficient/lower production cost content and utilizing our large library of known Children's and Family IP to focus specifically on return on content investment.

Restructure our Brands and Licensing Group

1.	Restructured North America DHX Brands around the strengths and experience of the Peanuts team; accordingly, we have signed employment contracts with most of the key Peanuts Management team and, although its early days, have been very impressed with their approach and performance;

2.	Made the decision to close our Los Angeles office and on October 1, 2017 will open an office in New York, bringing together the Peanuts team and our remaining US brands and licensing team.

3.	Realigned Management of CPLG to focus on the conversion of the agency business for Peanuts territory by territory, while capitalizing on the added size, scale and global reach to build on the existing portfolio of represented brands.

Reset Corporate Priorities

1.	Focus going forward is on increasing cash flow and cash flow per share.

2.	Getting back to growth in 2018 in our core content business driven by the above noted content strategy changes and brands and licensing restructuring.

3.	Improved Management of corporate SG&A.

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Based on these core corporate priorities, Management is pleased to provide the following new Outlook Metrics for Fiscal 2018:

Cash flow metrics (bearing in mind this is year one of our corporate shift to focus on cash, Management has estimated the metrics as follows):

Range

Adjusted EBITDA:	$125 million - $155 million*

Cash Flow from Operations before Net
Investment in Film and Television
Programs and including the net change
Interim Production Financing	$58 million - $82 million

Less: Capital asset and other intangible
asset expenditures and other	$8 million - $12 million

Free Cash Flow**	$50 million - $70 million

The Company expects to deploy its Free Cash Flow to deleverage its balance sheet and to make strategic net investments in film and television programs. During Fiscal 2018, the Company expects to make net investments in film and television programs of the following:

Net Investment in Film and Television
Programs	$20 million - $30 million

*Note: the Company expects Adjusted EBITDA from its core business to grow at 10-15%, including corporate synergies while excluding Peanuts and Strawberry Shortcake and those associated synergies. In addition, the Adjusted EBITDA has been estimated using a USD spot rate of $1.23. As noted herein, fluctuations in foreign exchange rates versus the Canadian Dollar could have a significant impact on these Outlook Metrics.

**The Company has defined Free Cash Flow as cash flows from operating activities before net investment in film and television programs, including the net change in interim production financing, less capital asset and other intangible asset expenditures.

Pricewaterhouse Coopers LLP has neither examined, compiled, nor performed any procedures with respect to the Outlook Metrics noted herein and accordingly, Pricewaterhouse Coopers LLP does not express an opinion or any other form of assurance with respect to these Outlook Metrics.

Integration Plan and Deleveraging Efforts

Integration Update

Commensurate with the acquisition of Peanuts and Strawberry Shortcake, Management immediately began both an integration plan and a review of corporate operations.

Integration Plan

Management is pleased to report that it is currently on track to realize approximately in aggregate $5 million synergies in Fiscal 2018 associated with the acquisition of Peanuts and SSC, comprised of $3-4 million in cost synergies and $1-2 million in agency synergies related to CPLG’s ability to provide agency services to Peanuts and Strawberry Shortcake.

Corporate Operations

Management is also pleased to report that it has undertaken a review of corporate operations and expects to realize incremental SG&A cost reductions of $5-6 million in Fiscal 2018 from its core business (excluding the acquisition of Peanuts and SSC).

Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

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The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s continued diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the year ended June 30, 2017 on www.sedar.com or DHX’s website at www.dhxmedia.com or on EDGAR at www.sec.gov/edgar.shtml.

Please see section entitled "Adoption of Amendment to International Accounting Standard 38 ("IAS 38") of this MD&A for additional details.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, as well as cash held in trust, amounts receivable, long-term amounts receivable, bank indebtedness (when drawn), interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and certain items included within other liabilities. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk

Credit risk arises from cash and cash equivalents, cash held in trust, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk for cash and cash equivalents and cash held in trust by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash and equivalents and cash held in trust, amounts receivable, and long-term amounts receivable, approximates the amount recorded on the consolidated balance sheet.

The balance of trade amounts receivable and long-term amounts receivable are mainly with Canadian broadcasters, large international broadcasters and distribution companies, and large international digital platform providers. Management manages credit risk by regularly reviewing aged accounts receivables and performing rigorous credit analysis. The Company has booked an allowance for doubtful accounts of approximately 3% against the gross amounts for certain trade amounts receivable and Management believes that the net amount of trade amounts receivable is fully collectible.

In assessing credit risk, Management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash and cash equivalents and cash held in trust bear interest at floating rates. A 1% fluctuation would have an approximate $7.00-8.00 million effect on annual net income before income taxes.

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities. As at June 30, 2017 the Company had cash and cash equivalents on hand of $62.14 million (excluding cash held in trust) (June 30, 2016 - $80.45 million).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

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The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

Currency Risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchase contracts to manage its foreign exchange risk on USD, GBP, JPY, and Euro denominated contracts. At June 30, 2017, the Company revalued its financial instruments denominated in a foreign currencies at the prevailing exchange rates. Management estimates 1% change in the USD, GBP, JPY, or Euro exchange rate would have an approximate $4.0-6.0 million annual effect on net income before income taxes.

Risk Assessment

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition. Certain additional risks associated with DHX’s ownership of the DHX Television business in addition to those specifically described below may continue to be applicable following the completion of such acquisition. Additional risks, including certain risks applicable to the DHX Television business, are disclosed in the "Risk Factors" section of the most recent "Annual Information Form", which, together with the risk factors described below, do not constitute an exhaustive list. Unless the context suggests otherwise, for purposes of this Risk Factors section the term "DHX" or the "Company" includes the DHX Television business.

Risks Applicable to DHX Generally

Risks Related to Doing Business Internationally

The Company distributes films and television productions and conducts other business activities outside Canada and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism; and the spread of viruses, diseases or other widespread health hazards.

Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

Fluctuating Results of Operations

Results of operations with respect to DHX’s production and distribution of film and television operations for any periods are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels of distribution, industry practice is that broadcasters make most of their annual programming commitments between February and June such that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, DHX’s revenues may not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

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Raising Additional Capital

The Company may require capital in the future in order to meet additional working capital requirements, to make capital expenditures, to take advantage of investment and/or acquisition opportunities or for other reasons (the specific risks of which are described in more detail below). Accordingly, it may need to raise additional capital in the future. The Company's ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company.

In order to raise such capital, the Company may sell additional equity securities in subsequent offerings and may issue additional equity securities. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market price for the securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of the Company's business. Furthermore, additional financings may not be available on terms favourable to the Company, or at all. The Company's failure to obtain additional funding could prevent the Company from making expenditures that may be required to grow its business or maintain its operations

The Company may issue additional Common Voting Shares and/or Variable Voting Shares, including upon the exercise of its currently outstanding stock options and in accordance with the terms of the Company's dividend reinvestment plan, employee share purchase plan, and performance share unit plan. Accordingly, holders of Common Voting Shares and Variable Voting Shares may suffer dilution.

Reliance on Key Personnel

The Company is substantially dependent upon the services of certain key personnel, particularly Michael Donovan, Dana Landry, Steven DeNure, and Joseph Tedesco (with respect to the DHX Television Business). The loss of the services of any one or more of such individuals could have a material adverse effect on the business, results of operations or financial condition of the Company. Each of Mr. Donovan, Mr. Landry, Mr. DeNure, and Mr. Tedesco are under contract with the Company until 2018, 2018, 2019, and indefinitely respectively.

Market Share Price Fluctuation

Securities markets have a high level of price and volume volatility, and the market price of shares of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The market price of the Company's securities may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company's earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavourable publicity changes in applicable laws and regulations, exercise of the Company's outstanding options and/or warrants, or other factors. Moreover, from time to time, the stock markets on which the Company's securities will be listed may experience significant price and volume volatility that may affect the market price of the Company's securities for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of securities or the availability of securities for future sale (including securities issuable upon the exercise of stock options) will have on the market price of the securities prevailing from time to time. Sales of substantial numbers of securities, or the perception that such sales could occur, could adversely affect the prevailing price of the Company's securities.

As a result of any of these factors, the market price of the shares may be volatile and, at any given point in time, may not accurately reflect the long term value of DHX Media. This volatility may affect the ability of holders of Variable Voting Shares and Common Voting Shares to sell their shares at an advantageous price.

DHX Media's Common Voting Shares and Variable Voting Shares structure is unusual in the United States. As a result, brokers, dealers and other market participants may not understand the conversion features of the Common Voting Shares and Variable Voting Shares, which may negatively impact liquidity in the trading market for each class of shares and may result in differences between the trading prices of each class of shares that do not reflect differences in the underlying economic or voting interests represented by each class of shares.

Tax Matters

In the preparation of its financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. In addition, DHX is subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income tax payable or receivable recorded on its consolidated balance sheets and the income tax expense recorded on its consolidated statements of earnings. Any cash payment or receipt resulting from such audits would have an impact on the Company’s cash resources available for its operations.

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Litigation

Governmental, legal or arbitration proceedings may be brought or threatened against the Company in the future. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert Management’s attention and focus away from the business and subject the Company to potentially significant liabilities.

Acquisition Strategy

The Company has made or entered into, and will likely continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. DHX believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company's operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX at the time of acquisition, and certain target companies may be larger than DHX.

Growth and expansion resulting from future acquisitions may place significant demand on the Company's Management resources. In addition, while Management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company's current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; (g) the assumption of significant and/or unknown liabilities of the acquired company; and (h) the diversion of Management’s time and resources.

Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.

There can be no assurance that DHX will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company's share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Integration of Peanuts and Strawberry Shortcake

The Company’s ability to maintain and successfully execute its business depends upon the judgment and project execution skills of its senior professionals. Any management disruption or difficulties in integrating the Peanuts and Strawberry Shortcake business with the business of the Company could significantly affect the Company’s business and results of operations. The success of the Acquisition will depend, in large part, on the ability of Management of the Company to realize the anticipated benefits and cost savings from integration of the Peanuts and Strawberry Shortcake business with the business of the Company. The integration of the Peanuts and Strawberry Shortcake business with the business of the Company may result in significant challenges, and Management of the Company may be unable to accomplish the integration smoothly, or successfully, in a timely manner or without spending significant amounts of money. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Management of the Company to maintain relationships with clients, suppliers, employees, or other key stakeholders or to achieve the anticipated benefits of the Acquisition.

The integration of the Peanuts and Strawberry Shortcake business requires the dedication of substantial Management effort, time and resources which may divert Management's focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that Management of the Company will be able to integrate the operations of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Acquisition. Any inability of Management to successfully integrate the operations of the Company and the Peanuts and Strawberry Shortcake business, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business, financial condition and results of operations of the Company. The challenges involved in the integration may include, among other things, the following:

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•	addressing possible differences in corporate cultures and management philosophies;
•	retaining key personnel going forward;
•	integrating information technology systems and resources;
•	managing the expansion the Company’s systems, including but not limited to accounting systems, and adjusting its internal control environment to cover the Peanuts and Strawberry Shortcake operations;
•	unforeseen expenses or delays associated with the Acquisition;
•	unforeseen facilities-related issues;
•	performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of Management's attention to the acquisition; and
•	meeting the expectations of business partners with respect to the overall integration of the businesses.

It is possible that the integration process could result in the loss of key employees, diversion of Management's attention, the disruption or interruption of, or the loss of momentum in, ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the Company’s ability to maintain relationships with business partners and employees or its ability to achieve the anticipated benefits of the transaction, or could reduce its earnings or otherwise adversely affect the business and financial results of the combined company. In addition, the integration process may strain the combined company's financial and managerial controls and reporting systems and procedures. This may result in the diversion of Management and financial resources from the combined company's core business objectives.

Leverage

DHX incurred a significant amount of indebtedness in connection with the completion of the acquisition of DHX Television, the Echo Bridge Library, Nerd Corps, and most recently Peanuts and Strawberry Shortcake. As of June 30, 2017, DHX had outstanding indebtedness (including the outstanding Term Facility, Revolving Facility, Special Warrants, Senior Unsecured Notes, which were repaid subsequent to June 30, 2017, and the Company’s production credit facilities) of approximately $1,109 million. The Company’s degree of current and future leverage, particularly if increased to complete potential acquisitions, could materially and adversely affect DHX in a number of ways, including:

•	limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;
•	restricting the Company’s flexibility and discretion to operate its business;
•	limiting the Company’s ability to declare dividends on its Shares;
•	having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities;
•	exposing the Company to increased interest expense on borrowings at variable rates;
•	limiting the Company’s flexibility to plan for, or react to, changes in its business or market conditions;
•	placing the Company at a competitive disadvantage compared to its competitors that have less debt;
•	making the Company vulnerable to the impact of adverse economic, industry and Company-specific conditions; and
•	making the Company unable to make capital expenditures that are important to its growth and strategies.

In addition, the Company may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case it may be required to sell assets, reduce capital expenditures, reduce spending on new production, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which would materially adversely affect the Company’s operations and ability to implement its business strategy.

Covenants in Credit Facilities

The terms of the Company's Senior Secured Credit Agreement and trust indenture with respect to the outstanding Special Warrants may limit the Company's ability to, among other things:

•	incur additional indebtedness or contingent obligations;
•	sell significant assets;
•	grant liens; and
•	pay dividends in excess of certain thresholds.

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The credit facilities require the Company to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these covenants and financial ratios, as well as those that may be contained in future debt agreements may impair the Company's ability to finance its future operations or capital needs or to take advantage of favourable business opportunities. The Company's ability to comply with these covenants and financial ratios will depend on future performance, which may be affected by events beyond the Company's control. The Company's failure to comply with any of these covenants or financial ratios may result in a default under the various credit facilities and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross-acceleration, the Company may not have sufficient funds available to make the required payments under its debt agreements. If the Company is unable to repay amounts owed under the terms of the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Company may not be able to fully repay the credit facility, if at all.

Management of Expanding Operations

As a result of acquisitions completed by DHX, significant demands have been placed on the managerial, operational and financial personnel and systems of DHX. No assurance can be given that DHX’s systems, procedures and controls will be adequate to support the expansion of operations of DHX. The future operating results of DHX will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems. If DHX is unsuccessful in managing such demands and changing business conditions, its financial condition and results of operations could be materially adversely affected.

Credit Ratings

The credit ratings assigned to the Company are not a recommendation to buy, hold or sell securities of the Company. A rating is not a comment on the market price of a security nor is it an assessment of ownership given various investment objectives. There can be no assurance that the credit ratings assigned to the Company will remain in effect for any given period of time and ratings may be upgraded, downgraded, placed under review, confirmed and discontinued by an applicable credit ratings agency at any time. Real or anticipated changes in credit ratings may affect the market value of securities of the Company. In addition, real or anticipated changes in credit ratings may affect the Company’s ability to obtain short-term and long-term financing and the cost at which the Company can access the capital markets.

Liquidity Risk

The Company's production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company's film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with television services. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company's business and results of operations, including by limiting the Company's ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Common Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.

Volatile Market Price

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of DHX include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long term value of DHX.

Dividend Payments

The Company currently pays quarterly dividends on its Common Shares in amounts approved by the Board of Directors of the Company. While the Company expects to continue to generate sufficient free cash flow to fund such dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue its dividend payments at the current levels or at all.

Economic Conditions

DHX’s revenues and operating results are and will continue to be influenced by prevailing general economic conditions in particular with respect to its television broadcasting activities. In certain cases, purchasers of the DHX Television Business' advertising inventories may reduce their advertising budgets. In addition, the deterioration of economic conditions could adversely affect payment patterns which could increase DHX’s bad debt expense. During an economic downturn, there can be no assurance that DHX’s operating results, prospects and financial condition would not be adversely affected.

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Additional Costs of Listing on NASDAQ

In connection with the listing of Variable Voting Shares of the Company on NASDAQ, the Company became subject to public company reporting obligations in the United States. As a public company in the United States, the Company will incur significant additional legal, accounting and other expenses compared to historical levels. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act of 2002, the Jumpstart Our Business Startups Act and the rules and regulations of the SEC and NASDAQ, may result in an increase in the Company's costs and the time that the Board and Management of the Company must devote to complying with these rules and regulations. The Company expects these rules and regulations to substantially increase its legal and financial compliance costs and to divert Management time and attention from the Company's product development and other business activities.

Limited Trading Volume on NASDAQ

The Company's Variable Voting Shares began trading on the NASDAQ on June 23, 2015, however, trading volume on the NASDAQ has been limited. There can be no assurance that an active market for the Company's Variable Voting Shares in the United States will be developed or sustained. Holders of Variable Voting Shares may be unable to sell their investments on satisfactory terms in the United States. As a result of any risk factor discussed herein, the market price of the Variable Voting Shares or Common Voting Shares of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert Management's attention and resources. Substantial and potentially permanent declines in the value of the Variable Voting Shares or Common Voting Shares may result.

Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Shares include: the extent of analytical coverage; lessening in trading volume and general market interest in the Shares; the size of the Company's public float; and any event resulting in a delisting of Shares.

Public Announcement of Future Corporate Developments

Management of the Company, in the ordinary course of the Company's business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in the Company by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing intellectual property, significant distribution arrangements and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the Shares. The Company's policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities of the Company are doing so at a time when the Company is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the Shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company's ongoing business, diversion of Management's time and attention, possible dilution to shareholders and other factors as discussed below in more detail. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company's business and financial condition.

Risks Related to the Production and Distribution of Film and Television

Risks Related to the Nature of the Entertainment Industry

The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.

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Risks Related to Television and Film Industries

Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operation will depend, in part, on the experience and judgment of its Management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favourable reviews or ratings, that its films and television programs will perform well in ancillary markets, or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Licensed distributors’ decisions regarding the timing of release and promotional support of the Company’s films, television programs and related products are important in determining the success of these films, programs and related products. The Company does not control the timing and manner in which the Company’s licensed distributors distribute the Company’s films, television programs or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote the Company could have a material adverse effect on the Company’s business, results of operations or financial condition.

Canadian Status

In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canada Media Fund, the provincial film equity and other incentive and investment programs, federal tax credits and provincial tax credits. The tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations or financial condition.

Furthermore, the Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act (Canada). In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will generally qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. In addition, the Canadian producer must have full creative and financial control of the project. Substantially all of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, the broadcaster could refuse acceptance of the Company’s productions.

Recently, Canada’s Minister of Canadian Heritage announced a review of Canada’s broadcasting, media and cultural industries, commencing with consultations with consumers and creators of cultural content. Presently, it is uncertain as to whether such review will result in any changes to the laws, regulations, rules, institutions, policies or programs governing Canada’s broadcasting, media and cultural industries and whether such changes, if any, would impact the Company and its business.

Competition (Production and Distribution)

For Fiscal 2017, a material portion of the Company’s revenues are derived from the production and distribution of film and television programs. The business of producing and distributing film and television programs is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical and marketing resources than the Company. The Company competes with other television and film production companies for ideas and storylines created by third parties as well as for actors, directors, writers, and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations or financial condition.

The Company intends to increase its penetration of the prime-time television network market. The Company competes for time slots with a variety of companies which produce televised programming. The number of network prime-time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. Competition created by the emergence of new broadcasters has generally caused the market shares of the major networks to decrease. Even so, the licence fees paid by the major networks remain the most lucrative. As a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to increase its penetration of the prime-time network market or obtain favourable programming slots, the failure to do so may have a negative impact on the Company’s business.

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Limited Ability to Exploit Film and Television Content Library

The Company depends on a limited number of titles for a significant portion of the revenues generated by its film and television content library. In addition, many of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.

Protecting and Defending Against Intellectual Property Claims

The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as some of its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of film and television programs into digital format have made it easier to create, transmit and share unauthorized copies of film and television programs. Users may be able to download and/or stream and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download and/or stream digitally, some consumers may choose to digitally download or stream material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Concentration Risk

Revenue from production and distribution of film and television may originate from disproportionately few productions and broadcasters. The value of the Common Shares may be substantially adversely affected should the Company lose the revenue generated by any such production or broadcaster.

Potential for Budget Overruns and Other Production Risks

A production’s costs may exceed its budget. Unforeseen events such as labour disputes, death or disability of a star performer or other key personnel, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available on terms acceptable to the Company. DHX has never made a material claim on its insurance or called on a completion bond. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.

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Stoppage of Incentive Programs

There can be no assurance that the local cultural incentive programs which DHX may access in Canada and internationally from time to time, including those sponsored by various European, Australian and Canadian governmental agencies, will not be reduced, amended or eliminated. There can be no assurance that programs and policies will not be terminated or modified in a manner that has an adverse impact on DHX's business, including, but not limited to, its ability to finance its production activities. Any change in the policies of those countries in connection with their incentive programs may require the Company to relocate production activities or otherwise have an adverse impact on DHX’s business, results of operation or financial condition.

Changes in Regulatory Environment

At the present time, the film and television industry is subject to a variety of rules and regulations. In addition to the regulatory risks applicable to the DHX Television Business more particularly described elsewhere herein, the Company’s film and television production and distribution operations may be affected in varying degrees by future changes in the regulatory environment of the film and television industry. Any change in the regulatory environment applicable to the Company’s operations could have a material adverse effect on the Company’s revenues and earnings. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

Financial Risks Resulting from the Company’s Capital Requirements

The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Technological Change (Production and Distribution)

Technological change may have a materially adverse effect on the Company’s business, results of operations and financial condition if the Company is unable to adapt to these changes on a timely basis. The emergence of new production or computer generated technologies ("CGI") technologies, or a new digital television broadcasting standard, may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

Labour Relations

Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labour protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

Exchange Rates

The returns to the Company from foreign exploitations of its properties are customarily paid in US dollars, GBP, JPY, and Euros and, as such, may be affected by fluctuations in the exchange rates. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canadian funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company may hedge its foreign exchange risk through the use of derivatives.

Any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

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Risks Related to Television Broadcasting

Impact of CRTC's Let's Talk TV Consultation

Starting in March 2016, BDUs are required to offer all discretionary television programming services (which includes all services other than those that are required to be distributed as a part of the basic service and some other few exceptions) either on an à la carte basis or in small reasonably priced packages. Starting in December 2016, BDUs are required to offer all services both on an à la carte basis and in small reasonably priced packages.

The impact of these changes on existing packages offered by BDUs, and in particular on the relatively high penetration packages in which DHX Television's services have typically been offered is not yet fully known. If DHX Television's services were moved into low penetration packages or only offered on an à la carte basis, and if DHX Television were not able to negotiate penetration based pricing to offset the decline in penetration, then this could have an adverse impact on DHX Media's revenue.

Applicable Licenses

The DHX Television Business operates under three broadcast licenses issued by the CRTC, which are required to operate the broadcasting undertakings held by DHX Television. The Category A licences for Family Channel and Family Jr. and the Category B licence for Télémagino were issued for five years and initially expired in 2017 and have been administratively renewed until 2018. The Category B licence for Family CHRGD was issued in 2009, initially expired in 2015 and has been administratively renewed expiring in 2018.

At this time, all larger, licensed Canadian BDUs must carry channels that hold Category A licenses in the appropriate language market. The CRTC has stated that it intends to remove this requirement for independent Category A licences starting as of September 1, 2018. The change in status of the Family Channel Category A licence or other loss thereof could have a material adverse effect on the subscriber count and ultimately the revenues of DHX attributable to its television broadcasting activities.

In addition, the CRTC licenses carry a number of mandated requirements, including minimum Canadian content expenditures, minimum Canadian content airtime, and maximum airtime devoted to certain suppliers, among other requirements. Changes to these terms, particularly with respect to Canadian programming exhibition and expenditures, may result in material changes to the content cost structure of the DHX Television business. Moreover, in past years, previous owners of the DHX Television business were able to allocate Canadian content expenditures across a number of different services by sharing these expenditures with its other broadcast assets in its CRTC-recognized broadcast group. DHX does not own additional broadcast assets with Canadian expenditure obligations and, therefore, cannot allocate programming expenditures on this basis.

Concentration of Customers

DHX Television is dependent on BDUs, including cable, Direct to Home, Internet Protocol TV and multichannel multipoint distribution systems, for distribution of its television services. There could be a negative impact on revenues if distribution affiliation agreements with BDUs were not renewed on terms and conditions similar to those currently in effect or at all. Affiliation agreements with BDUs have multi-year terms that expire at various points in time.

The majority of DHX Television’s subscriber base is reached through a small number of very significant customers. DHX Television generally enters into long-term contracts with its customers, however, there is always a risk that the loss of an important relationship would have a significant impact on any particular business unit.

The rebranding of DHX’s television channels and resulting change in content may negatively affect the Company’s relationship with its BDU partners and impact its ability to negotiate terms and conditions when distribution affiliation agreements are up for renewal.

Concentration of Suppliers

The majority of DHX Television's non-Canadian content was previously supplied by Disney. On April 15, 2015, DHX Media announced that its current output agreement with Disney would not be renewed. The Company continued to broadcast Disney content until December of 2015 as part of a transitional arrangement, commencing with a new and original lineup in January 2016. There is no assurance that the DHX content and content commissioned from other studios and independent third party producers replacing the Disney content will be suitable replacement programming. Additionally, the content previously supplied by Disney is now distributed in competition with DHX’s content and programming.

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Regulated Environment and Rights of Shareholders

DHX’s television broadcasting operations are subject to Federal government regulation, including the Broadcasting Act (Canada) (the “Broadcasting Act”). The CRTC administers the Broadcasting Act and, among other things, grants, amends and renews broadcasting licenses, and approves certain changes in corporate ownership and control of broadcast licensees. The CRTC may also adopt and implement regulations and policies, and renders decisions thereunder, which can be found on the CRTC's web site at www.crtc.gc.ca. Certain decisions of the CRTC can also be varied, rescinded or referred back to the CRTC by Canada's Governor-in-Council either of its own volition or upon petition in writing by third parties filed within 90 days of a CRTC decision. The Government of Canada also has the power under the Broadcasting Act to issue directions of general application on broad policy matters with respect to the objectives of the broadcasting and regulatory policy in the Broadcasting Act, and to issue directions to the CRTC requiring it to report on matters within the CRTC's jurisdiction under the Broadcasting Act. Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on the DHX’s business, financial condition or operating results.

The CRTC requires Canadian television programming services to draw certain proportions of their programming from Canadian content and, in many cases, to spend a portion of their revenues on Canadian programming. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Media Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could increase the cost of acquiring Canadian programs required to be broadcasted and have a material adverse effect on DHX’s business, financial condition or operating results.

Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. For additional information concerning restrictions on ownership of shares and voting shares arising in connection with the application of the Broadcasting Act to DHX refer to DHX’s Management Information Circular dated September 3, 2014. DHX’s Common Shares are publicly traded, and as a result, although the Company monitors the level of non-Canadian ownership of Common Shares, there can be no assurance that the level of non-Canadian ownership of such shares will continue to be within the applicable limits. Any failure to comply with such limits could result in the loss of broadcast licenses for the DHX Television business. In October 2014, with shareholder approval, DHX effected a reorganization of its share capital structure in order to address this risk concerning Canadian ownership and control of broadcast undertakings. Such share capital reorganization resulted in, among other things, the creation of two new classes of shares, Common Voting Shares and Variable Voting Shares. Each outstanding Common Share of DHX which was not owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Variable Voting Share and each outstanding Common Share which was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. All of the unissued Common Shares were then canceled. Additional details concerning this matter can be found in DHX’s Management Information Circular dated September 3, 2014.

DHX’s television operations rely upon licenses granted under the Copyright Act (Canada) (the “Copyright Act”) in order to make use of the music components of the programming distributed by these undertakings. Under these licenses DHX is required to pay royalties, established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act, to collecting societies that represent the copyright owners of such music components. The levels of the royalty payable by DHX are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act. Amendments to the Copyright Act could result in DHX being required to pay different levels of royalties for these licenses.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect DHX. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

Technological Change (Broadcasting)

With respect to DHX’s television broadcasting business, products issued from new or alternative technologies, may include, among other things: Transactional Video on Demand, Subscription Video on Demand, Personal Video Recorders, Mobile Television, Internet Protocol TV, and Internet television. Additionally, devices like smartphones and tablets are creating consumer demand for mobile/portable content. Also, there has been growth of Over-the-Top content delivery through the implementation of game systems and other consumer electronic devices (including TV sets themselves) that enable broadband delivery of content providing increased flexibility for consumers to view high quality audio/video in the "living room". These technologies may increase audience fragmentation, decrease the number of subscribers to the services, reduce the Company's television ratings and have an adverse effect on revenues.

Revenues

Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by DHX Television to BDUs for carriage of the individual services. The extent to which the Company's subscriber bases will be maintained or grow is uncertain and is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services' offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

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DHX’s television broadcast signals are subject to illegal interception and as a result, potential revenue loss. An increase in the number of illegal receivers in Canadian homes could adversely impact the Company's existing revenues and inhibit its capacity to grow its subscriber base.

Competition (Broadcasting)

The CRTC issues new licenses for a variety of services on a constant basis. Competitive licenses granted to other licensees increases the competition for viewers, listeners, programming and advertising dollars. The Commission has revised its policies regarding genre protection for Category A services based on its Let’s Talk TV review conducted in the 2014-15 broadcast year, which could result in increased competition, particularly in relation to Family Channel.

In recent years, the previous owner of the DHX Television business launched a number of digital television specialty services and new programming channels, and was able to limit the impact of competition by delivering strong programming and strengthening its brands. The DHX Television business additionally faces the emergence of new indirect and unregulated competitors such as personal video recorders, mobile television, Internet Protocol TV, Internet television, satellite radio, cell phone radio, OTT content, tablets, smartphones, and mobile media players.

Quality programming is a key factor driving the success of DHX’s television services. Increasing competition for popular quality programming can cause prohibitive cost increases that may prevent DHX from renewing supply agreements for specific popular programs or contracts for on-air personalities.

Broadcast Licenses and Goodwill

As disclosed in the notes to the audited consolidated financial statements for the year ended June 30, 2017, the broadcast licenses and goodwill are not amortized but are tested for impairment annually, or more frequently if events or circumstances indicate that it is more likely than not that the broadcast licenses and / or goodwill value might be impaired. The fair value of broadcast licenses and goodwill is and will continue to be influenced by assumptions, based on prevailing general economic conditions, used to support the discounted future cash flows calculated by DHX to assess the fair value of its broadcast licenses and goodwill. During an economic downturn, there can be no assurance that DHX’s broadcast licenses and goodwill value would not be adversely affected following changes in such assumptions. DHX monitors the value of its broadcasts licenses and goodwill on an ongoing basis and any changes to their fair value would be recognized as a non-cash impairment charge on the consolidated statements of earnings.

New Business

Television broadcasting is a relatively new business for the Company. Although the Company expects to benefit from the experience that its Management team has gained while working in the television industry, and the strong Management team at DHX (including those managers that have transitioned to DHX in connection with the completion of the acquisition), the Company may be less successful in implementing its business strategy than a more seasoned broadcasting entity. As a result, DHX may experience significant fluctuations in its operating results and rate of growth, which may vary from those projected by Management. In addition, the forward-looking statements contained in the Company’s MD&A about expected future operating results are subject to uncertainties that are due, in part, to DHX’s lack of an operating history. No assurance can be given that DHX will be successful in implementing its business strategy or that it will achieve expected future operating results which could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior Management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 27, 2017, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2017, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

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There were no changes in internal controls over financial reporting during the year ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The CEO and CFO have limited the scope of their design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Peanuts and SSC, which were acquired on the last day of the financial year of the Company. Financial information about Peanuts and SSC has been consolidated in the Company’s balance sheet.

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, our certifying officers have limited the scope of their design of DC&P and our Company’s ICFR to exclude controls, policies and procedures relating to the acquisition of Peanuts and SSC (as the acquisition was completed on the last day of Company’s fiscal year on June 30, 2017) and sufficient procedures have not yet been performed to include it in our certifications. National Instrument 52-109 permits a business that an issuer acquires not more than 365 days before the issuer's financial year-end be excluded from the scope of the certifications to allow it sufficient time to perform adequate procedures to ensure controls, policies and procedures are effective. Peanuts and SSC will be included in the Company’s certification processes in 2018. Information concerning assets and liabilities acquired under the acquisition of Peanuts and SSC is provided in note 5 of the audited consolidated financial statements of the Company for the year ended June 30, 2017.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP as issued by the International Accounting Standards Board, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-GAAP financial measures, which are Adjusted EBITDA, Adjusted Net Income, Basic Adjusted Net Income Per Common Share, Diluted Adjusted Net Income Per Common Share, Gross Margin, and Adjusted Operating Activities.

“Adjusted EBITDA” means, commensurate with the adoption of the amendment to IAS 38 in Q1 2017, earnings (loss) before interest, taxes, amortization of property & equipment and intangible assets, amortization of acquired and library content, share-based compensation expense, finance expense (income), development expense, impairment of certain investments in film and television programs/acquired and library content, and also includes adjustments for other identified charges, as specified in the accompanying tables. Prior to Q1 2017, Adjusted EBITDA was defined as earnings (loss) before interest, taxes, amortization, share-based compensation expense, finance expense (income), development expense, impairment of certain investments in film and television programs, and also includes adjustments for other identified charges, as specified in the accompanying tables. Amortization previously included amortization of property & equipment, expense of acquired libraries, and intangible assets. This change in definition has been applied prospectively, and while conceptually similar, the calculation of Adjusted EBITDA differs from prior periods as a result of the adoption of the amendment to IAS 38. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of operating performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is net income (loss).

“Adjusted Net Income” is a non-GAAP financial measure which adjusts net income (loss) for identified charges, net of the estimated tax effect. Adjusted Net Income is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted Net Income may not be comparable to similar measures presented by other issuers. Management believes Adjusted Net Income to be a meaningful indicator of operating performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is net income (loss).

"Basic Adjusted Net Income Per Common Share" and "Diluted Adjusted Net Income Per Common Share" are calculated by dividing Adjusted Net Income by Basic weighted average common shares outstanding and diluted weighted average common shares outstanding, respectively.

“Gross Margin” means, commensurate with the adoption of the amendment to IAS 38 in Q1 2017, revenue less direct production costs and digital costs, expense of film and television programs, and expense of film and broadcasting rights for broadcasting (per the financial statements). Prior to Q1 2017, Gross Margin was defined as revenue less direct production costs and digital costs, expense of film and television programs, expense of film and broadcasting rights for broadcasting, expense of acquired library (per the financial statements), and plus the portion of the expense of acquired library that related to the amortization of the purchase accounting bump to fair value for all acquired libraries as detailed in footnote 3 of the accompanying Reconciliation of Historical Results of Adjusted EBITDA. This change in definition has been applied prospectively, and while conceptually similar, the calculation of Gross Margin differs from prior periods as a result of the adoption of the amendment to IAS 38. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable GAAP measure is earnings before income taxes.

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“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness, and acquisition costs, as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance. The most comparable GAAP measure is cash flows from operating activities.

Reconciliations of historical results to both Adjusted EBITDA and Adjusted Net Income are presented on the following pages.

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Reconciliation of Historical Results to Adjusted EBITDA

Adjusted EBITDA is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income, Adjusted EBITDA, and Gross Margin, based on both the audited consolidated financial statements for the years ended June 30, 2017, 2016, and 2015; and the unaudited interim condensed consolidated financial statements for the intervening three month periods of the Company as found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

									Fiscal	Fiscal	Fiscal
	Q4 2017[1]	Q3 2017[1]	Q2 2017[1]	Q1 2017[1]	Q4 2016[1]	Q3 2016[1]	Q2 2016[1]	Q1 2016[1]	2017[1]	2016[1]	2015[1]
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Net income (loss) for the period	(18,312)	7,551	5,755	1,372	(1,746)	10,219	11,671	7,524	(3,634)	27,668	19,533
Provision for (recovery of) income taxes	(3,708)	2,913	2,039	627	(274)	756	3,272	1,367	1,871	5,121	5,737
Interest expense, net[2]	4,360	4,682	4,639	4,292	5,290	5,380	4,343	4,304	17,973	19,317	16,338
Amortization[3]	5,062	4,619	4,059	3,825	7,878	6,315	7,897	5,314	17,565	27,404	21,536
Amortization of acquired and library content[4]	2,359	2,355	2,526	3,301	—	—	—	—	10,541	—	—
Share-based compensation expense	1,497	1,479	1,601	1,290	1,545	1,528	1,817	1,091	5,867	5,981	4,254
Finance expense (excluding interest), net[2]	22,046	(1,130)	2,067	(502)	9,501	6,421	(3,057)	(2,367)	22,481	10,498	(2,994)
Tangible benefit obligation expense	—	—	—	—	—	—	—	—	—	—	14,215
Acquisition costs	9,695	—	—	—	—	—	—	—	9,695	—	5,145
Write-down of certain investment in film and television	12	1,081	447	—	800	450	500	—	1,540	1,750	1,814
Development and other expense[5]	660	1,303	846	626	1,828	1,667	1,316	1,139	3,435	5,950	4,631
Adjusted EBITDA[1]	23,671	24,853	23,979	14,831	24,822	32,736	27,759	18,732	87,334	103,689	90,209
Selling, general and administrative, net of share-based compensation expense	16,533	17,341	18,039	16,353	19,144	17,776	16,528	16,185	68,266	69,633	54,831
Gross Margin[1]	40,204	42,194	42,018	31,184	43,966	50,512	44,287	34,557	155,600	173,322	145,040

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

2Finance expense per the financial statements has been split between its interest and non-interest components.

3Amortization is made up of amortization of P&E and intangibles and for the periods prior to Q1 2017 the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These adjustments were as follows: Q4 2017-$5.06 million and $nil, respectively; Q3 2017-$4.62 million and $nil, respectively; Q2 2107-$4.06 million and $nil, respectively; Q1 2017-$3.83 million and $nil, respectively; Q4 2016-$3.91 million and $3.97 million, respectively; Q3 2016-$3.94 million and $2.38 million, respectively; Q2 2016-$3.46 million and $4.44 million, respectively; Q1 2016-$3.22 million and $2.10 million, respectively; Fiscal 2017-$17.63 million and $nil, respectively; Fiscal 2016-$14.52 million and $12.88 million, respectively; Fiscal 2015-$10.41 million and $11.13 million, respectively).

4Commensurate with the adoption of the amendment to IAS 38 in Q1 2017, amortization of acquired and library content has been included in the calculation of Adjusted EBITDA on a prospective basis.

5Development and other expenses for Q4 2017 tie directly to the financial statements and includes costs related to the rebranding of DHX television of $nil, severance and integration costs of $0.66 million, and development costs and costs of acquisitions not completed of $nil (Q3 2017-$nil, $0.18 million, and $1.12 million, respectively; Q2 2017-$0.14 million, $0.71 million, and $nil, respectively; Q1 2017-$0.52 million, $0.11 million, and $nil, respectively; Q4 2016 - $nil, $0.38 million, and $1.45 million, respectively; Q3 2016 - $1.30 million, $0.37 million, and $nil, respectively; Q2 2016 - $1.32 million, $nil, and $nil, respectively; Q1 2016 - $0.74 million, $0.40 million, and $nil, respectively; Fiscal 2017-$0.66 million, $1.66 million, and $1.12 million, respectively; Fiscal 2016-$3.36 million, $1.15 million, and $1.44 million, respectively; Fiscal 2015-$nil, $1.76 million, and $1.33 million, respectively, with additional lease termination costs of $1.05 million and costs related to a withdrawn equity offering of $0.50 million).

.

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Reconciliation of Historical Results to Adjusted Net Income

Adjusted Net Income is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP. Accordingly, Adjusted Net Income may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted Net Income should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator or the Company's performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income to adjusted net Income and on the Company's consolidated financial statements found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see "Use of Non-GAAP Financial Measures" elsewhere in the MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

									Fiscal	Fiscal	Fiscal
	Q4 2017[1]	Q3 2017[1]	Q2 2017[1]	Q1 2017[1]	Q4 2016[1]	Q3 2016[1]	Q2 2016[1]	Q1 2016[1]	2017[1]	2016[1]	2015[1]

Net income (loss) for the period	(18,312)	7,551	5,755	1,372	(1,746)	10,219	11,671	7,524	(3,634)	27,668	19,533

Acquisition costs, net of estimated tax effect	8,241	—	—	—	—	—	—	—	8,241	—	3,340
Tangible benefit obligation, net of estimated tax effect	—	—	—	—	—	—	—	—	—	—	10,448
TV Rebranding costs, net of estimated tax effect[2]	—		98	362	—	906	923	516	460	2,345	—
Severance costs, lease termination and other, net of estimated tax effect[2]	465	126	494	76	265	259	—	281	1,161	805	1,906
Withdrawn equity offering costs, net of estimated tax effect[2]	—	—	—	—	—	—	—	—	—	—	360
Development expenses and acquisition costs not completed[2]	—	920	—	—	1,015	—	—	—	920	1,015

Debt extinguishment charge	4,893	—	—	—	955	—	—	—	4,893	955	2,817

Early debt redemption penalty	9,425	—	—	—	—	—	—	—	9,425	—	—

Adjusted net income[1]	4,712	8,597	6,347	1,810	489	11,384	12,594	8,321	21,466	32,788	38,404

1See "Use of Non-GAAP Financial Measures" section of this MD&A for further details.

2Included in Development expenses and other.

The estimated tax effect is based on the tax characteristics of the underlying expense items.

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DHX MEDIA LTD.

Fiscal 2017

Supplemental Information

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I. Summary of securities issued and options granted during the Fiscal 2017 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a.	Summary of securities issued

		Value
	Number of Common Shares	$
Balance at June 30, 2016	133,774,729	302,828

Shares issued as part of employee share purchase plan	31,500	205
Dividends reinvested	195,319	1,138
Options exercised	60,000	149

Balance at June 30, 2017	134,061,548	304,320

Options	Number of Options	Weighted-average exercise price

Balance at June 30, 2016	7,137,125	$6.93
Options granted	1,742,400	$6.79
Options exercised	(60,000)	$1.73

Balance at June 30, 2017	8,819,525	$6.93

Performance Share Units ("PSUs)	Number of PSUs	Weighted-average estimated fair value at grant date $

Balance at June 30, 2016	—	—
PSUs granted	338,665	$6.86

Balance at June 30, 2017	338,665	$6.86

b.	Summary of securities as at the end of the reporting period

1.	Authorized share capital

100,000,000 Preferred Variable Voting Shares ("PVVS"), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

2.	Shares outstanding and recorded value

134,061,548 common shares at a recorded value of $304,320, comprised of 103,821,287 common voting shares and 30,240,261 variable voting shares and nil non-voting shares;

100,000,000 preferred variable voting shares at a recorded value of $nil.

i.	Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement.  The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

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ii.	Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Variable Voting Shares were listed on the NASDAQ under the ticker symbol DHXM.

3.	Description of options

See note 13(d) of the audited consolidated financial statements for the year ended June 30, 2017.

II.	Directors and officers as at June 30, 2017

Directors
Elizabeth Beale (2) (4) (5)	Director
David Colville (2) (3)	Director
Michael Donovan (1)	Executive Chairman, Director
Deborah Drisdell (1) (3)	Director
Dana Landry	CEO, Director
Geoffrey Machum, QC (4)	Chair of Corporate Governance and Nominations Committee, Director
Robert Sobey (3)	Chair of the Human Resources and Compensation Committee, Director
Catherine Tait (1)	Chair of Production Finance Committee, Director
Donald Wright (2) (3) (4) (5)	Lead Director of DHX, Chair of the Audit Committee, Chair of the Corporate Finance Committee

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources and Compensation Committee
(4)	Member of the Corporate Governance and Nominations Committee
(5)	Member of the Corporate Finance Committee

Officers
Michael Donovan	Executive Chairman
Dana Landry	CEO
Keith Abriel	CFO
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Strategy and Corporate Development

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